ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020

MARCH 26, 2021

SUITE 501, 543 GRANVILLE STREET
VANCOUVER, B.C. V6C 1X8

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INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form ("AIF") contains "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements are provided as of the date of this AIF and Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

The forward-looking statements are based on reasonable assumptions that have been made by Metalla as at the date hereof and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Metalla to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus ("COVID-19") global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements (collectively, "Streams" and each individually a "Stream") or from which it will receive royalty payments pursuant to net smelter returns ("NSR Royalties"), gross overriding royalties ("GOR Royalties"), gross value royalties ("GVR Royalties") and other royalty agreements or interests (collectively, "Royalties" and each individually a "Royalty") and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of Streams and Royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its Streams and Royalties;
  that some Royalties or Streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those Royalties and Streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities;
  that some Royalty and Stream interests are subject to rights of other interest-holders;
  risks related to Metalla's sole material asset, the Santa Gertrudis Property (as defined below);
  risks related to global financial conditions;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  risks related to the operators of the properties in which Metalla holds, or may acquire, a Royalty or Stream or other interest, including changes in the ownership and control of such operators;
  that Metalla's Royalties and Streams may have unknown defects;
  that Metalla's Royalties and Streams may be unenforceable;
  risks related to conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;

  litigation;
  risks related to Metalla's current credit facility and financing agreements;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a Royalty, Stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change;
  environmental risks;
  that exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks associated with the construction, development and expansion of mines and mining projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with Metalla's ATM Program (as defined below);
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla; and
  risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws,

as well as those factors discussed under the heading "Risk Factors" in this AIF.

Forward-looking statements included in this AIF include statements regarding:

  the completion of future transactions;
  our plans and objectives;
  our future financial and operational performance;
  expectations regarding the Streams of Metalla;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each Royalty;
  the future outlook of Metalla and the mineral reserves and resource estimates for the Santa Gertrudis gold property (the "Santa Gertrudis Property") and other properties with respect to which the Company has or proposes to acquire an interest;
  future gold and silver prices;

  the date upon which owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart operations or resume planned operations;
  other potential developments relating to, or achievements by, the counterparties for our Stream and Royalty agreements, and with respect to the mines and other properties in which we have, or may acquire, a Stream or Royalty interest;
  estimates of future production, costs and other financial or economic measures;
  prospective transactions, growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future sales of Offered Shares (as defined below) under the ATM Program; and
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla, including with respect to CentroGold (as defined below) in accordance with the Jaguar Sale Agreement (as defined below).

Estimates of mineral resources and mineral reserves are also forward-looking statements because they involve estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices.

Forward-looking statements are based on a number of material assumptions, which management of Metalla believe to be reasonable, including, but not limited to, that owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart their operations on the timetables currently proposed by such persons, the continuation of mining operations from which Metalla will purchase precious or other metals or in respect of which Metalla will receive Royalty payments, that commodity prices will not experience a material decline, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and achieve their stated production outcomes and such other assumptions as may be set out herein.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Investors and readers of this AIF should also carefully review the risk factors set out in this AIF under the heading "Risk Factors".

Technical and Third-Party Information and Cautionary Note for United States Readers

Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Metalla holds Royalty, Stream or other interests, including the disclosure in this AIF under the heading "Material Assets" is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla. Specifically, as a Royalty or Stream holder, Metalla has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Metalla is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Metalla, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and may have limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Metalla's Royalty, Stream or other interest. Metalla's Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

As at the date of this AIF the Company considers its Royalty and Stream interests in the Santa Gertrudis Property to be its only material mineral property for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Information included in this AIF with respect to the Santa Gertrudis Property has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Santa Gertrudis Property is based on the technical report entitled "Technical Report, Updated Resource Estimate And Preliminary Economic Assessment On The Santa Gertrudis Gold Property, Sonora State, Mexico Latitude 30o 38' N Longitude 110o 33' W" having an effective date of August 22, 2014 which technical report was prepared for GoGold Resources Inc. ("GoGold"), and filed under GoGold's SEDAR profile on www.sedar.com, and information that has been provided by GoGold and/or has been sourced from their news releases with respect to the Santa Gertrudis Property.

Unless otherwise indicated, all of the mineral reserves and mineral resources disclosed in this AIF have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the "SEC").

Accordingly, the scientific and technical information contained in this AIF, including estimates of mineral reserves and mineral resources, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Charles Beaudry, M.Sc., P.Geo. and géo. for Metalla and a "Qualified Person" under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

Change in Year End

In 2020, the Company changed its fiscal year end from May 31 to December 31. The Company filed a notice of change of year end on October 9, 2020 pursuant to Part 4 of NI 52-102 -  Continuous Disclosure Obligations, which can be found under the Company's profile at www.sedar.com.

Consequently, the Company is reporting annual financial results for a seven month transition period from May 31 to December 31, 2020. Going forward, the Company will revert to a customary quarterly reporting calendar based on a December 31 financial year, with fiscal quarters ending on the last day of March, June, September and December each year.

The new fiscal year will better align the Company's financial reporting periods to those of its peer group in the mineral resources sector and better facilitate marketplace assessment of the Company's business performance.

Currency Presentation

All dollar amounts referenced as "C$", "CAD" or "CAD$" are references to Canadian dollars, all references to "US$", "USD" or "USD$" are references to United States dollars, and all dollar amounts referenced as "AUD$" or "A$" are references to Australian dollars.

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada.

	7 Months Ended December 31	Year Ended May 31
	2020	2020	2019
Rate at end of period	C$1.2732	C$1.3787	C$1.3527
Average rate during period	C$1.3232	C$1.3407	C$1.3224
High rate for period	C$1.3782	C$1.4496	C$1.3642
Low rate for period	C$1.2718	C$1.2970	C$1.2803

CORPORATE STRUCTURE

Metalla was incorporated on May 11, 1983 pursuant to the Company Act (British Columbia) under the name Cactus West Explorations Ltd. The Company's name was changed to Cimarron Minerals Ltd. and its share capital was consolidated on a five (old) for one (new) basis, on April 29, 1996. On May 1, 2000, the Company's name was changed to DiscFactories Corporation, and its share capital was consolidated on a two (old) for one (new) basis and the Company was continued into the federal jurisdiction under the Canada Business Corporations Act. On February 20, 2007, the Company completed a change of business transaction pursuant to which it changed its name from DiscFactories Corporation to Excalibur Resources Ltd. On January 11, 2010, its share capital was consolidated on an eight (old) for one (new) basis. On December 1, 2016 it changed its name from Excalibur Resources Ltd. to Metalla, and completed a share consolidation on a three (old) for one (new) basis. On November 16, 2017, Metalla continued under the Business Corporations Act (British Columbia) ("BCBCA").

On December 17, 2019 (the "Effective Date"), Metalla completed a share consolidation (the "Share Consolidation") on a one Common Share (new) to four Common Shares (old) basis. Unless otherwise indicated in this AIF, all references to Common Shares, Common Share purchase warrants, stock options or RSUs issued prior to the Effective Date (collectively, the "Consolidated Securities"), including the exercise price and/or conversion prices in respect to any of the Consolidated Securities, have been adjusted to reflect this Share Consolidation.  Please refer to "General Development of the Business - Current Business of Metalla - 3 Year History - Share Consolidation" for more information regarding the Share Consolidation.

The Company's head office is located at 501-543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada. The Company's registered and records office is located at Suite 2800, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, Canada.

The Company is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland. As at the date of this AIF the Company's common shares (the "Common Shares") are listed on the TSX Venture Exchange (the "TSX-V") under the symbol "MTA", on the Frankfurt Exchange under the Symbol "X9CP", and on the NYSE American LLC ("NYSE") under the symbol "MTA".

The Company has eleven (11) material subsidiaries: (i) MTA Canada Royalty Corp. which was incorporated under the laws of British Columbia; (ii) Valgold Resources Ltd. ("Valgold") which was incorporated under the laws of British Columbia; (iii) MTA Royalty & Streaming Pty Ltd. which was incorporated under the laws of Australia; (iv) Metalla S.A. which was incorporated under the laws of Argentina; (v) Royalty & Streaming Mexico, S.A. de C.V. which was incorporated under the laws of Mexico; (vi) Metalla SEZC which was incorporated under the laws of Cayman Islands; (vii) Metalla America Ltd. ("MTA America") which was incorporated under the laws of the State of Delaware; and (viii) Nueva Royalty Ltd. which was incorporated under the laws of British Columbia. MTA America has three wholly-owned subsidiaries, (i) Idaho Resources Corporation, which was incorporated under the laws of Nevada, (ii) Genesis Gold Corporation ("Genesis"), which was incorporated under the laws of Utah, and (iii) Geological Services Inc. ("GSI"), which was incorporated under the laws of Utah. Metalla SEZC has a 15% interest in Silverback Limited, a private Guernsey based company, which solely owns 100% of the New Luika Gold Mine silver Stream.

Inter-Corporate Relationships

The chart below illustrates the Company's material inter-corporate relationships as at the date hereof:

GENERAL DEVELOPMENT OF THE BUSINESS

Prior Business of Metalla

Prior to 2016, Metalla (operating as Excalibur Resources Ltd. at the time) was engaged in the business of exploration and development of mineral properties. Readers are referred to the public disclosure of Metalla and Excalibur Resources Ltd. for further information concerning the operations of Metalla prior to Jan 1, 2018.

Current Business of Metalla - 3 Year History

Akasaba West Royalty

On May 14, 2018, Metalla acquired a 2.0% NSR Royalty on the Akasaba West Property. The Akasaba West Property is a gold-copper deposit located in the Bourlamaque and Louvicourt Townships, Val d'Or, Quebec. The Akasaba West Property is owned and operated by Agnico Eagle Mines Limited ("Agnico Eagle") (NYSE: AEM). Agnico Eagle acquired the Akasaba West Property in 2014.

Agnico Eagle has the right to buy back 1.0% of the 2.0% NSR Royalty for US$7 million, and the Royalty will be payable after gold production has exceeded 210,000 ounces.

Completion of Arrangement with ValGold Resources Ltd. and acquisition of Garrison Royalty

On July 31, 2018, Metalla completed a plan of arrangement to acquire all outstanding common shares of ValGold which holds the Garrison Royalty and an exploration and evaluation project. Under the terms of the arrangement, shareholders of ValGold received 0.1667 Common Shares for each ValGold common share.

On the closing of this arrangement the following occurred:

• Metalla issued 2,414,993 Common Shares in exchange for common shares and in-the-money stock options of ValGold; and

• Outstanding Share purchase warrants of ValGold became exercisable to acquire up to 654,207 Common Shares at C$2.40 per Common Share, expiring October 6, 2019.

As a result of the acquisition of ValGold, Metalla acquired a 2.0% NSR Royalty on a significant portion of the Garrison Project previously 100% owned by Osisko Mining Inc. ("Osisko"), including the claims which were the subject of an NI 43-101 compliant resource estimate in 2014. The Garrison Project is situated directly on the prolific Destor-Porcupine Fault Zone, which is host to numerous gold mines. The Royalty covers the Garrcon, Jonpol, and eastern portion of the 903 deposit.

Osisko took over the Garrison Project in December 2015 when it acquired Northern Gold Mining Inc. ("Northern Gold"), a wholly-owned subsidiary that owns the Garrison Project, and announced the start of a 20,000 metre drill program in July 2016. To-date, Osisko has drilled over 85,000 metres and made 12 announcements of drill results (the most recent on February 15, 2018) on all three main deposits on the Garrison Project and announced a mineral resource estimate for the Garrison Project on February 19, 2019.

On July 5, 2019, Osisko completed a plan of arrangement whereby the Garrison Project was transferred by spin out to O3 Mining Corporation ("O3"). On February 24, 2021, O3 sold all of its common shares of Northern Gold to Moneta Porcupine Mines Inc. ("Moneta") in exchange for common shares of Moneta. As such, Moneta is the current owner and operator of the Garrison Project

Loan Agreements

On October 29, 2018, Metalla entered into three loan agreements with three arm's length lenders (the "Three Lenders") for aggregate principal amount of US$1,750,000 (the "Three Loans"). The proceeds from the Three Loans were used to pay, in part, the US$6 million cash portion of the acquisition price for the 2.0% NSR Royalty on the Santa Gertrudis Property (see sections titled Santa Gertrudis Royalty and Material Assets - Santa Gertrudis Property for further information). The terms of the Three Loans included interest at a rate of 5.0% per annum, calculated annually, and a term of twelve months. As an inducement for providing the Three Loans, Metalla agreed to provide the Three Lenders an origination discount of US$52,500, in total, and issue the Three Lenders an aggregate of 131,250 non-transferable Common Share purchase warrants (the "Loan Warrants"). Each Loan Warrant entitles the holder to acquire one Common Share at an exercise price of C$3.40 for a period of two years.

On December 5, 2018, Metalla entered into a fourth loan in the amount of US$250,000 with an arm's length lender (the "Fourth Loan"). In connection with this increase, Metalla agreed to issue the arm's length lender an aggregate of 18,750 non transferable Common Share purchase warrants (the "Broker Warrants") with Broker Warrant entitling the holder to purchase one Common Share at an exercise price of C$3.12 for a period of two years subject to acceleration (see Warrant Expiry Acceleration below).

On August 7, 2019, Metalla fully paid the amounts owing under the Three Loans and the Fourth Loan upon the initial drawdown of the Original Beedie Loan (as defined below, see Beedie Convertible Loan Facility section for further information) and, as a result, no amounts remain outstanding under the Three Loans and the Fourth Loan.

Santa Gertrudis Royalty

In November 2017, GoGold sold the Santa Gertrudis Property to Agnico Eagle for US$80 million (C$105 million) in cash in and retained a 2.0% NSR Royalty. See Material Assets - Santa Gertrudis Property section for further information about the Santa Gertrudis Property including the mineral resource estimate in relation thereto.

On November 7, 2018, Metalla acquired the 2.0% NSR Royalty over the Santa Gertrudis Property located north of Hermosillo in Sonora, Mexico, for US$12 million, 1.0% of which can be bought back at any time for US$7.5 million. The Royalty was purchased from GoGold, the owner of the Royalty at the time of the transaction.  Metalla paid US$6 million in cash and issued 2,530,769 Common Shares to GoGold for the Royalty.

COSE Royalty

On December 20, 2018, Metalla acquired a 1.5% NSR Royalty on certain mining rights located on the Cap-Oeste Sur East property ("COSE") located in the province of Santa Cruz, Argentina for a purchase price of US$1.5 million cash (partially funded by the Fourth Loan). Metalla also received a right of first refusal in favour of Metalla to acquire a future net smelter returns royalty that may be granted by, or received by, the seller (or an affiliate) on its Cap-Oeste mine.

The COSE Property is a gold and silver project located in the province of Santa Cruz, Argentina that is 100% owned by Minera Triton Argentina S.A., a wholly-owned subsidiary of Pan American. The COSE Property is a fully-permitted mine that has been developed at a total cost of US$23.9 million, since Pan American acquired the property from Patagonia Gold for US$15 million in May 2017.

Completion of Private Placement

Metalla completed a private placement of 2,187,202 units at a price of C$3.12 per unit in two tranches on December 21, 2018 and January 4, 2019 for aggregate gross proceeds of C$6,824,070. Each unit consisted of one Common Share and one half of one Common Share purchase warrant (the "Private Placement Warrants"). Each Private Placement Warrant entitles the holder thereof to acquire one Common Share of the Company at a price of C$4.68 for a period of 24 months from the closing date of each tranche subject to acceleration (see Warrant Expiry Acceleration).

This offering was led by Haywood Securities Inc., on behalf of a syndicate of agents, including PI Financial Corp. and Canaccord Genuity Corp. The net proceeds from this private placement are being used to finance Royalty and Stream acquisitions and for general and working capital purposes.

Acquisition of Fifteen Mile Stream Royalty

On February 12, 2019, Metalla acquired a 1.0% NSR Royalty on Atlantic Gold Corporation's ("Atlantic Gold") Fifteen Mile Stream Project for US$4,000,000 pursuant to a royalty purchase agreement dated February 4, 2019 from a private vendor. The private vendor was paid US$2.2 million in cash and issued 654,750 Common Shares in consideration for the Royalty.

The Fifteen Mile Stream Project is a gold project located 57km northeast of Atlantic Gold's central milling facility at Touquoy and is readily accessible by highway. The Fifteen Mile Stream Project lies along the same geological trend as other related deposits - Touquoy, Beaver Dam and Cochrane Hill - and all are hosted within the same critical stratigraphy and structure, over a strike length of 80 km. The Royalty is in connection with two claims which cover the Egerton-Maclean, Hudson, 149 East Zone, and the majority of the Plenty deposit which collectively comprise the Fifteen Mile Stream Project located in Nova Scotia, Canada. The Royalty covers all products mined or otherwise recovered from the Fifteen Mile Stream Project.

On July 19, 2019, Atlantic Gold was acquired by St. Barbara Limited. ("St. Barbara"). On August 16, 2019, Metalla acquired an additional NSR Royalty in the Fifteen Mile Stream Project (see Additional Fifteen Mile Stream Royalty for more details).

Acquisition of Alamos Royalty Portfolio - First Closing

On April 1, 2019, Metalla entered into an asset purchase agreement with Alamos Gold Inc. (together with its affiliates, "Alamos") for the acquisition of a Royalty portfolio of up to 18 NSR Royalties or options to acquire NSR Royalties including, but not limited to, the following assets:

• El Realito Royalty - 2.0% NSR Royalty on the El Realito Property which is owned and operated by Agnico Eagle located adjacent to its operating La India Mine. El Realito is a satellite deposit located adjacent to Agnico Eagle's operating La India Mine in Sonora, Mexico. Agnico Eagle can buy back 1.0% of the Royalty for US$4 million at any time and holds a 60-day right of first refusal on the sale of the 2.0% Royalty.

• Wasamac Royalty - 1.5% NSR Royalty on the Wasamac Mine currently under development by Yamana Gold Inc. ("Yamana Gold"), is located 15km west of Rouyn-Noranda in Quebec; Yamana Gold has the right to buy back 0.5% of the NSR Royalty for a one-time payment of C$7.5 million at any time.

• La Fortuna Royalty Option - option to purchase a 1.0% NSR Royalty on the La Fortuna Mine (the "La Fortuna Option") currently under development by Minera Alamos Inc. located in Durango State, Mexico. See Exercise of La Fortuna Option below for further details about the exercise of the La Fortuna Option.

• Beaufor Royalty - 1.0% NSR Royalty on the producing underground Beaufor Mine operated by Monarch Gold Corporation ("Monarch Gold"), located 20km northeast of Val d'Or, Quebec, once Monarch Gold has extracted 100,000 ounces of gold from the claims.

• San Luis Royalty - 1.0% NSR Royalty on the San Luis property owned by SSR Mining Inc. ("SSR") and located in the Ancash Department, central Peru.

The first closing occurred on April 17, 2019 and Metalla issued 2,054,752 Common Shares for the initial acquisition of 13 NSR Royalties and 2 options to purchase NSR Royalties. Certain Royalties in the portfolio were subject to rights of first refusal, consents, and future options at agreed to prices were to be acquired at a second or additional closings.

Beedie Convertible Loan Facility

On March 29, 2019, Metalla entered into a convertible loan facility (the "Original Beedie Loan") for up to C$12.0 million with Beedie Capital ("Beedie") to fund acquisitions of new Royalties and Streams. The Original Beedie Loan was funded by way of an initial advance of C$7.0 million within 90 days from closing of the Original Beedie Loan. The initial drawdown of C$7.0 million from the Original Beedie Loan occurred on August 7, 2019.

See Amendment, Conversion and Drawdown of Beedie Convertible Loan Facility below for further details about subsequent amendments, conversions and drawdowns under the Original Beedie Loan.

Alamos Royalty Portfolio - Second Closing

On June 20, 2019, Metalla entered into an amended and restated asset purchase agreement and completed a second closing for the purchase of the El Realito Royalty (which was subject to a 60 day right of first refusal by Agnico Eagle) and the Biricu Royalty. As consideration for the Biricu Royalty, Metalla issued 2,574 Common Shares.

Metalla also agreed to purchase from Alamos a 2.75% NSR Royalty on the Orion gold-silver project (that was not part of the existing Alamos Royalty portfolio) owned by Minera Frisco S.A.B. C.V. located in Nayarit, Mexico at a future third closing for 64,373 Common Shares.

Additional Fifteen Mile Stream Royalty

On August 16, 2019, Metalla acquired a 3.0% NSR Royalty on St. Barbara's Plenty deposit and Seloam Brook prospect, which forms part of St. Barbara's Fifteen Mile Stream Project, for C$2 million from a third-party in accordance with a purchase and sale agreement. As consideration for the transaction, Metalla made an upfront payment of C$0.5 million in cash, with an additional payment of up to C$1.5 million upon the exercise of the royalty payor's buy back right to purchase two-thirds of the 3.0% NSR Royalty for a period of five years.

Share Consolidation

Metalla completed a Share Consolidation on the basis of one new Common Share for every four Common Shares (1:4) effective as of the Effective Date, being December 17, 2019.

The Share Consolidation effected all securities of Metalla outstanding as of the Effective Date and, consequently, all Common Shares, Common Share purchase warrants, stock options and RSUs issued prior to the Effective Time, including the exercise price and/or conversion prices thereof, were adjusted on a 1:4 basis.

Listing on the NYSE

On January 8, 2020, Metalla commenced trading on the NYSE American LLC (the "NYSE") under the ticker symbol "MTA" and ceased trading on the over the counter venture market ("OTCQB").

Acquisition of NuevaUnion royalty portfolio

On February 18, 2020, Metalla, along with its joint venture partner Nova Royalty Corp. (formerly, BatteryOne Royalty Corp.) ("Nova" and, collectively with Metalla, the "Purchasers"), jointly acquired a 2.0% NSR Royalty on future gold production from a portion of the La Fortuna deposit and prospective exploration grounds forming part of the NuevaUnion project located in the Huasco Province in the Atacama region of Chile (collectively, the "NuevaUnion Project"). The NuevaUnion Project is jointly owned by Newmont Corporation ("Newmont Mining") and Teck Resources Limited ("Teck"), and is one of the largest undeveloped copper-gold-molybenum projects in the world.

As consideration for the transaction, the Purchasers will pay a total of US$8 million to be satisfied in cash and common shares of the Purchasers. Metalla has agreed to pay 25% of the purchase price and Nova will pay 75% of the purchase price in proportion to the underlying commodity at the La Fortuna deposit. A total of US$3 million in cash was paid by the Purchasers on closing of the transaction and an additional US$1 million in cash was paid on the one year anniversary of the closing date. The remaining US$4 million of the purchase price is payable equally in cash and common shares of the Purchasers upon the achievement of commercial production at the La Fortuna deposit (such common share price to be calculated based on a 10-day volume weighted average price as of the date prior to issuance or cash in certain circumstances).

Under the joint venture arrangement, Metalla will be entitled to all payments under the NSR Royalty with respect to gold production and Nova will be entitled to all payments under the NSR Royalty with respect to copper production, and all other payments under the NSR Royalty will be split evenly between the Purchasers.

Filing of Base Shelf Prospectus, First Prospectus Supplement and Second Prospectus Supplement

On May 1, 2020, Metalla filed a short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission under the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and the Registration Statement will enable the Company to make offerings of up to C$200 million of Common Shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and Registration Statement remain effective.

On June 23, 2020, Metalla filed a prospectus supplement (the "First Prospectus Supplement") qualifying the distribution of 3,400,000 Common Shares to be sold by Coeur at a price of US$5.30 per Common Share by way of Secondary Offering (as defined below). See "Secondary Bought Deal Offering of Coeur Common Shares" for additional details regarding the Secondary Offering.

On September 4, 2020, Metalla filed a prospectus supplement (the "Second Prospectus Supplement") qualifying the distribution of Common Shares having an aggregate sale price of up to US$20,000,000 to be sold from time to time by a syndicate of agents (the "Agents") in accordance with the terms and conditions of an equity distribution agreement dated September 4, 2020 by and among Metalla and the Agents. See "At-The-Market Equity Program" for additional details regarding the ATM Program (as defined below).

Acquisition of Idaho Resources Corporation

On May 22, 2020, Metalla acquired 100% of the issued and outstanding shares of Idaho Resources Corporation ("IRC"), a Nevada corporation, for an aggregate amount of US$4 million satisfied by the issuance of 357,121 Common Shares at a price of C$7.88 per Common Share and US$2 million in cash.

IRC holds a 0.5% GOR Royalty on Nevada Gold Mine's ("Nevada Gold") Anglo/Zeke claim block in Eureka County, Nevada, which is located on a trend to the southeast of the Cortez operations and Goldrush project owned by Nevada Gold. Nevada Gold is a joint venture between Barrick Gold Corporation ("Barrick Gold") (61.5%) and Newmont Mining Corporation ("Newmont Mining") (38.5%).

IRC also holds a 1.5% GOR Royalty covering NuLegacy Gold Corporation's ("NuLegacy Gold") Red Hill project in Eureka County, Nevada, which is continuous to the southeast of the Anglo/Zeke claim block.

Acquisition of Wharf Royalty

On June 30, 2020, Metalla acquired a 1.3875% GVR Royalty on the operating Wharf mine ("Wharf") owned by Coeur from various third-party sellers for a total purchase price of US$8.0 million. In conjunction with this transaction, Metalla agreed to sell a 0.3875% GVR Royalty to Coeur in consideration for the transfer of 421,554 Common Shares of Metalla held by Coeur, representing US$2.23 million in value based on a price of US$5.30 per Common Share.

As a result, Metalla acquired a net 1.0% GVR Royalty in the Wharf mine for a total consideration of US$5.77 million, consisting of US$1.0 million in cash and the issuance of 899,201 Common Shares.

Wharf has been in production since 1983 and is an open pit, heap leach operation located in the Northern Black Hills of South Dakota. Wharf was originally acquired by Coeur in February 2015 from Newmont Mining, formerly Goldcorp Inc., for cash consideration of approximately US$99.5 million.

Secondary Bought Deal Offering of Coeur Common Shares

On June 30, 2020, Metalla and Coeur completed a public offering of 3,910,000 Common Shares held by Coeur at a price of US$5.30 per Common Share for gross proceeds to Coeur of US$20,723,000 (the "Secondary Offering"), including 510,000 Common Shares offered as a result of the full exercise of the over-allotment option by the underwriters to the Secondary Offering.

The net proceeds of the Secondary Offering were paid directly to Coeur, and Metalla did not receive any proceeds from the Secondary Offering.

Prior to the completion of the Secondary Offering, Coeur owned 5,241,310 Common Shares, representing approximately 14.9% of the issued and outstanding Common Shares. Following the completion of the Secondary Offering and the repurchase by Coeur from Metalla of a 0.3875% royalty interest in Coeur's Wharf mine in exchange for 421,554 Common Shares previously held by Coeur (as described in the section "Acquisition of Wharf Royalty" above), Coeur's ownership of Metalla is now below reporting requirement thresholds for the purposes of applicable Canadian and U.S. securities laws.

Amendment, Conversion and Drawdown of Beedie Convertible Loan Facility

On July 29, 2020, Metalla announced that it had reached an agreement with Beedie to amend and restate the Original Beedie Loan (the "Amended and Restated Beedie Loan" and, collectively with the Original Beedie Loan, the "Beedie Loan Facility") pursuant to which (i) Beedie converted C$6.0 million of the outstanding C$7.0 million principal amount drawn under the Original Beedie Loan (the "Initial Advance") at a conversion price of C$5.56 per Common Share for a total of 1,079,136 Common Shares; (ii) the conversion price of the previously undrawn C$5.0 million tranche of the Original Beedie Loan was increased from C$5.56 to C$9.90 per Common Share; and (iii) the aggregate amount available under the  Beedie Loan Facility was increased by an additional C$20 million. The second drawdown of C$5.0 million (the "Second Advance") pursuant to the Amended and Restated Beedie Loan occurred on August 6, 2020 at a conversion price of C$9.90 per Common Share.

The remaining C$1.0 million outstanding under the Initial Advance was converted by Beedie on October 30, 2020 at a conversion price of C$5.56 per Common Share, representing a 25% premium to the 30-day VWAP per Common Share as of March 15, 2019, for a total of 179,856 Common Shares.

On March 17, 2021, Metalla completed a third drawdown of C$5.0 million under the Beedie Loan Facility (the "Third Advance") and the Second Advance was converted by Beedie at a conversion price of C$9.90, representing a 27% premium to the 30-day VWAP per Common Share as of July 28, 2020, for a total of 505,050 Common Shares. The Third Advance may be converted by Beedie at a price of C$14.30 per Common Share, representing a 20% premium to the 30-day VWAP of the Common Shares on the TSX-V calculated as of March 16, 2021, in accordance with the terms of the Beedie Loan Facility.

Any future advances from the remaining C$15.0 million made available by Beedie under the Beedie Loan Facility will require a minimum drawdown of C$2.5 million by Metalla with a conversion price based on a 20% premium to the 30-day VWAP of the Common Shares on the date of such advance.

The Beedie Loan Facility carries an interest rate of 8.0% on advanced funds and 1.5% on standby funds with principal repayment due on April 22, 2023. The Beedie Loan Facility is secured by certain assets of Metalla and can be repaid with no penalty at any time after the 12-month anniversary of each advance.

Warrant Expiry Acceleration

On August 6, 2020, Metalla, in accordance with the terms of the Acceleration Warrants (as defined herein), it elected accelerate the expiry of certain outstanding Common Share purchase warrants of Metalla exercisable at C$4.68 per Common Share and the Broker Warrants exercisable at C$3.12 per Common Share (collectively, the "Acceleration Warrants"). The Acceleration Warrants were issued pursuant to a brokered private placement of the Company that closed in two tranches on December 21, 2018 and January 4, 2019 (see Loan Agreements and Completion of Private Placement above)

The Acceleration Warrants were exercised for gross proceeds of approximately C$2,820,902.

At-The-Market Equity Program

On September 4, 2020, Metalla entered into a distribution agreement (the "Distribution Agreement") with a syndicate of Agents including BMO Nesbitt Burns Inc., Cormark Securities Inc. and Eight Capital, as the Canadian agents, and BMO Capital Markets Corp. and Cormark Securities (USA) Limited, as the United States agents, to establish an at-the-market equity program (the "ATM Program").

Under the ATM Program, the Company may distribute up to US$20 million (or the equivalent in Canadian dollars) of Common Shares (the "Offered Shares"). The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion in accordance with the Distribution Agreement. The Offered Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale.

Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$20 million (or the equivalent in Canadian dollars); or (b) June 1, 2022.

From inception to December 31, 2020, Metalla has sold 282,700 Common Shares under the ATM Program at an average price of $10.58 per share for gross proceeds of US$3.0 million, with aggregate commissions paid or payable to the Agents and other share issue costs of US$0.1 million, resulting in aggregate net proceeds of US$2.9 million.

As of the date of this AIF, Metalla has sold 1,301,593 Common Shares under the ATM Program for gross proceeds of US$12.9 million.

Acquisition of Fosterville Royalty

On September 28, 2020, Metalla acquired an existing 2.5% GVR Royalty on the northern and southern extensions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake Gold") operating Fosterville mine from NuEnergy Gas Limited for total consideration of A$6.0 million, consisting of A$2.0 million in cash and the issuance of 467,830 Common Shares representing A$4.0 million in value based on the ten (10) trading day volume weighted average price of the Common Shares on the TSX-V prior to the date of announcing the transaction.

The Fosterville mine is an underground gold mine in Victoria, Australia which has been in production since 2005.

Acquisition of Higginsville Gold Operations Royalty

On October 13, 2020, Metalla acquired an existing 27.5% price participation royalty interest on Karora Resource Inc.'s operating Higginsville Gold Operations from Morgan Stanley Capital Group, Inc. ("Morgan Stanley") for total consideration of US$6.5 million satisfied by the issuance of 828,331 Common Shares to Morgan Stanley, representing US$6.5 million based on the fifteen (15) trading day volume weighted average of the Common Shares on the NYSE as of market close on October 9, 2020.

The Royalty is a 27.5% price participation royalty interest on the difference between the London pm fix gold price and A$1,340 per ounce gold price on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.

Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia, located less than 100 km south of the Kalgoorlie Super Pit. Higginsville has been in production since 1990 and the Royalty covers the core part of the property with the majority of all the active operations and near term development projects spanning 28,300 hectares.

Exercise of Minera Alamos La Fortuna Project

On October 22, 2020, Metalla exercised its option to acquire from Alamos Gold a 1.0% NSR Royalty on the La Fortuna project in Durango State, Mexico ("La Fortuna Royalty") owned by Minera Alamos Inc. ("Minera Alamos"). The aggregate consideration paid by Metalla for the La Fortuna Royalty was US$1 million comprised of US$400,000 in Common Shares, which was satisfied by Metalla on April 1, 2019 on closing of the Alamos royalty acquisition (see Acquisition of Alamos Royalty Portfolio - First Closing above), and an additional US$600,000 in cash upon satisfactory due diligence in respect to the La Fortuna Royalty.

La Fortuna is a gold, silver and copper mine in Durango, Mexico currently being moved toward a production decision by Minera Alamos.

Appointment of Saurabh Handa as Chief Financial Officer

On October 27, 2020, Metalla announced that it appointed Saurabh Handa, CPA, CA as Chief Financial Officer of the Company effective as of November 1, 2020. Mr. Handa replaced William Tsang who served as Metalla's Chief Financial Officer since May 2017.

Mr. Handa has over 15 years of progressive senior level experience as a mining professional with experience in various areas including finance, mergers and acquisitions, taxation planning, treasury management, risk management, regulatory compliance, and multi-jurisdictional public company reporting. Please see Director and Officers below for more information regarding Mr. Handa's experience and accreditations.

Acquisition of Nevada Royalty Portfolio

On December 11, 2020, Metalla acquired 100% of the issued and outstanding shares of Genesis Gold Corporation ("Genesis") and Geological Services Inc. ("Geological"), two privately held Utah corporations, from two private vendors for total consideration of US$4.125 million, consisting of US$1.0 million in cash at closing and the issuance of 401,875 Common Shares as a milestone payment on January 4, 2021, representing US$3.125 million in value based on the ten (10) trading day volume weighted average price of the Common Shares on the TSX-V prior to closing.

Genesis and Geological together hold a portfolio of eleven NSR Royalties in Nevada and Utah. The Royalties cover more than 21,500 hectares of Carlin-type and epithermal deposits within the Battle Mountain-Eureka, Carlin and Independence trends in Nevada.

Subsequent Events to December 31, 2020

AK and North AK Royalty, Kirkland Lake, Ontario

On February 15, 2021, Metalla acquired an aggregate 0.45% NSR Royalty on the AK and North AK Claims in Kirkland Lake, Ontario from two private vendors for a total consideration of C$681,820 in cash. The AK and North AK Claims are owned and operated by Agnico Eagle and Kirkland Lake Gold respectively.

Metalla acquires Tocantinzinho Royalty

On March 17, 2021, Metalla acquired a 0.75% GVR Royalty on the mining claims, tenements and licenses comprising the Tocantinzinho Project located in Para State Brazil from Sailfish Royalty Corp. ("Sailfish") for a total consideration of US$9 million in cash, of which US$6.0 million was paid upon closing and the remaining US$3.0 million is payable 60 days after closing.  The Tocantinzinho Project is owned and operated by Brazauro Recursos Minerals S.A., an indirect subsidiary of Eldorado Gold Corporation.

Metalla acquires CentroGold Royalty

On March 24, 2021, Metalla acquired an NSR Royalty on the CentroGold Project ("CentroGold") located in Maranhão State and Para State, Brazil from Jaguar Mining Inc. ("Jaguar") and Mineração  Serras Do Oeste Ltda., a wholly owned subsidiary of Jaguar ("MSOL") pursuant to a purchase and sale agreement (the "Jaguar Sale Agreement") with Jaguar and MSOL. CentroGold is owned and operated by MCT Mineração  Ltda., a wholly owned subsidiary of Oz Minerals Limited.

The Royalty is comprised of a 1.0% NSR Royalty on the first 500Koz ounces of gold production on CentroGold, a 2.0% NSR Royalty on the next 1Moz of gold production on CentroGold, and reverts to a 1.0% NSR Royalty on gold production thereafter in perpetuity.

Metalla paid Jaguar US$7 million in cash at closing of the transaction and agreed to pay Jaguar up to US$11 million in contingent post-closing payments, consisting of common shares of Metalla and cash, upon the achievement of certain milestones relating to CentroGold.

The first milestone will be triggered upon (a) the grant of all applicable project licenses and, if required, the completion of any necessary community relocations allowing for full access to the CentroGold property, and (b) the litigation relating to the CentroGold project, including the injunction imposed thereon, being lifted or extinguished with no pending or expected appeal. The first milestone payment will be satisfied by Metalla issuing Common Shares with a value of US$7 million based on the fifteen (15) trading day volume-weighted average price on the NYSE on a date that is 120 days following completion of the trigger. Metalla’s obligation to make the first milestone payment will expire after ten years if the foregoing conditions have not been completed.

The second milestone will be triggered upon the CentroGold project achieving commercial production and will be satisfied by Metalla through a US$4 million payment in cash. Metalla's obligation to make the second milestone payment will expire after fifteen years if the foregoing condition has not been completed.

Metalla acquires Del Carmen Royalty

On March 24, 2021, Metalla acquired a 0.5% NSR Royalty on the Del Carmen Project in San Juan, Argentina from COIN Hodl Inc. (formerly Malbex Resources Ltd.) for a total consideration of C$1.6 million in cash. The Del Carmen Project is operated by Minera Del Carmen S.A., an entity which is controlled by Barrick Gold.

COVID-19

Metalla continues to monitor and assess the impacts of COVID-19 on its employees and business. At this time, all employees continue to work remotely. Metalla is closely monitoring the unpredictable impact of the COVID-19 pandemic on its portfolio of assets.

DESCRIPTION OF THE BUSINESS

Metalla is a publicly traded precious metals royalty and streaming company listed on the TSX-V, NYSE and Frankfurt Exchange. Metalla's business model is focused on managing and growing its portfolio of Royalties and Streams. Metalla's long-term goal is to provide its shareholders with a model which provides:

  exposure to precious metals price optionality;

  a perpetual discovery option over large areas of geologically prospective lands which it acquires at no additional cost other than the initial investment;

  limited exposure to many of the risks associated with operating companies;

  free cash-flow and limited cash calls;

  high margins that can generate cash through the entire commodity cycle;

  diversity that is scalable, in which a large number of assets can be managed with a small stable overhead; and

  management focus on forward-looking growth opportunities rather than operational or development issues.

A royalty is a non-dilutive asset level perpetual interest in an underlying mineral project that, when in production, provides topline cash relative to the percentage of the royalty. Depending on the nature of a royalty interest, the laws applicable to it and the specific project, the royalty holder is generally not responsible for, and has no obligation to contribute to operating or capital costs or environmental liabilities. An NSR Royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery for the minerals sold. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the agreement governing the terms of the royalty.

Principal Product

In the past five years, Metalla has deployed over C$150 million, comprised of cash consideration, Common Shares and other equity related structures, issued to sellers, across 24 transactions amassing a portfolio of 68 Royalties and Streams. Metalla's portfolio provides exposure to established counterparties, including Agnico Eagle, Pan American, Sandfire, SSR, St. Barbara, Newmont Mining, Teck, Barrick Gold, Kirkland Lake Gold, OZ Minerals, Eldorado Gold and many more.

The principal products of Metalla are: (i) precious metals that it has agreed to purchase pursuant to Stream agreements that it has entered into with mining companies; and (ii) Royalty payments pursuant to Royalty agreements acquired by Metalla or entered into with mining companies. Metalla is focused on precious metal streams and royalties for gold and silver.

The Company's sole material asset is its Royalty interest in the Santa Gertrudis Property.

The following table summarizes the Royalty and Stream interests that are owned by Metalla or are under contract to be acquired:

	Property	Operator	Location	Stage	Metal(1)	Terms
1.	Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Development	Au	2.0% NSR Royalty (subject to a 1.0% buy back for US$7.5M)
2.	Wharf	Coeur Mining	South Dakota	Production	Au	1.0% GVR Royalty
3.	Higginsville	Karora Resource	Higginsville Australia	Production	Au	27.5% price participation royalty interest(2)
4.	Joaquin Mine	Pan American	Santa Cruz, Argentina	Production	Au, Ag	2.0% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
5.	COSE Mine	Pan American	Santa Cruz, Argentina	Production	Au, Ag	1.5% NSR Royalty
6.	New Luika	Shanta Gold	Lupa Goldfields, Tanzania	Production	Au, Ag	Stream on 15% of Ag
7.	Endeavor Mine	Sandfire(3)	NSW Australia	Production[13]	Zn, Pb, Ag	Stream on 100% of Ag
8.	Fosterville	Kirkland Lake Gold	Victoria Australia	Development	Au	2.5% GVR Royalty
9.	Fifteen Mile Stream (Hudson, Egerton-Maclean, 149 East Zone, Plenty deposit)	St Barbara	Nova Scotia	Development	Au	1.0% NSR Royalty
10.	Fifteen Mile Stream (Plenty deposit and Seloam Brook prospect)	St Barbara	Nova Scotia	Development	Au	3.0% NSR Royalty (subject to Royalty payor's buy back right to purchase two-thirds of the 3.0% NSR Royalty for a period five years)
11.	NuevaUnion	Newmont Mining and Teck	Chile	Development	Au	2.0% NSR Royalty(4)
12.	Garrison Mine	Moneta Porcupine	Kirkland Lake, Canada	Development	Au	2.0% NSR Royalty
13.	Hoyle Pond Extension	Newmont Mining	Timmins, Canada	Development	Au	2.0% NSR, subject to 500Koz exemption
14.	Zaruma	Titan Minerals	Ecuador	Development	Au	1.5% NSR Royalty
15.	Timmins West Extension	Pan American	Timmins, Canada	Development	Au	1.5% NSR Royalty (subject to a 0.75% buy back)
16.	Akasaba West	Agnico Eagle	Val d'Or, Canada	Development	Au, Cu	2.0% NSR Royalty, payable after 210Koz Au (subject to a 1.0% buy back)

	Property	Operator	Location	Stage	Metal(1)	Terms
17.	Aureus East Mine (Previously Dufferin)	Aurelius Minerals Inc.	Halifax, Canada	Development	Au	1.0% NSR Royalty
18.	El Realito	Agnico Eagle	Sonora, Mexico	Development	Au, Ag	2.0 % NSR Royalty (subject to 1.0% buy back)
19.	La Fortuna	Minera Alamos Inc.	Durango, Mexico	Development	Au, Ag, Cu	1.0 % NSR Royalty
20.	Wasamac	Yamana Gold	Rouyn-Noranda, Canada	Development	Au	1.5% NSR Royalty (subject to 0.5% buy back)
21.	Beaufor	Monarch Gold	Val d'Or, Canada	Development	Au	1.0% NSR Royalty, with 100,000 ounce exemption
22.	San Luis	SSR Mining	Peru	Development	Au, Ag	1.0% NSR Royalty
23.	Big Springs	Anova Metals	Nevada	Development	Au	2.0% NSR Royalty(6) (subject to annual advance royalty payments)
24.	Tocantinzinho	Eldorado Gold	Brazil	Development	Au	0.75% GVR Royalty
25.	CentroGold	Oz Minerals	Brazil	Development	Au	1.0% - 2.0% NSR Royalty(7)
26.	Del Carmen	Barrick Gold	Argentina	Development	Au, Ag	0.5% NSR Royalty
27.	Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Canada	Development	Au	0.45% NSR Royalty
28.	North Amalgamated Kirkland	Kirkland Lake Gold	Kirkland Lake, Canada	Development	Au	0.45% NSR Royalty
29.	Anglo/Zeke	Nevada Gold Mines	Nevada	Exploration	Au	0.5% GOR Royalty
30.	Red Hill	NuLegacy Gold	Nevada	Exploration	Au	1.5% GOR Royalty
31.	Fortuity 89	Newcrest Mining(8)	Tonopah, Nevada	Exploration	Au	1% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
32.	TVZ Zone	Newmont Mining	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
33.	DeSantis Mine	Canadian Gold Miner	Timmins, Canada	Exploration	Au	1.5% NSR Royalty
34.	Bint Property	Glencore	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
35.	Colbert/Anglo	Newmont Mining	Timmins, Canada	Exploration	Au	2.0% NSR Royalty
36.	Montclerg	International Explorers & Prospectors	Timmins, Canada	Exploration	Au	1.0% NSR Royalty
37.	Pelangio Poirier	Pelangio Exploration	Timmins, Canada	Exploration	Au	1.0% NSR Royalty
38.	Detour DNA	Kirkland Lake Gold	Cochrane, Canada	Exploration	Au	2.0% NSR Royalty
39.	Beaudoin	Explor Resources	Timmins, Canada	Exploration	Au, Ag	0.4% NSR Royalty
40.	Sirola Grenfell	Pelangio Exploration	Kirkland Lake, Canada	Exploration	Au	0.25% NSR Royalty
41.	Mirado Mine	Orefinders	Kirkland Lake, Canada	Exploration	Au	1.0% NSR Royalty and Option
42.	Solomon's Pillar	Private Party	Greenstone, Canada	Exploration	Au	1.0% NSR Royalty
43.	Puchildiza	Not Applicable	Chile	Exploration	Au	1.5% NSR Royalty(9)
44.	Los Patos	Private Party	Venezuela	Exploration	Au	1.5% NSR Royalty
45.	Big Island	Voyageur Mineral Explorers Corp.(5)	Flin Flon, Canada	Exploration	Au	2.0% NSR Royalty
46.	Biricu	Minaurum Gold Inc.	Guerrero, Mexico	Exploration	Au, Ag	2.0% NSR Royalty(10) (subject to a 1.0% limited buy back right)
47.	Boulevard	Independence Gold	Yukon, Canada	Exploration	Au	1.0% NSR Royalty
48.	Camflo Mine	Yamana Gold	Val d'Or, Canada	Exploration	Au	1.0% NSR Royalty

	Property	Operator	Location	Stage	Metal(1)	Terms
49.	Edwards Mine	Alamos Gold	Wawa, Canada	Exploration	Au	1.25% NSR Royalty
50.	Goodfish Kirana	Warrior Gold	Kirkland Lake, Canada	Exploration	Au	1.0% NSR Royalty
51.	Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Canada	Exploration	Au	2.0% NSR Royalty
52.	Pucarana	Buenaventura	Peru	Exploration	Au	Option - 1.8% NSR Royalty
53.	Capricho	Solaris Resources	Peru	Exploration	Au, Ag	1.0% NSR Royalty
54.	Lourdes	Pucara Resources	Peru	Exploration	Au, Ag	1.0% NSR Royalty
55.	Santo Tomas	Pucara Resources	Peru	Exploration	Au	1.0% NSR Royalty
56.	Guadalupe/ Pararin	Pucara Resources	Peru	Exploration	Au	1.0% NSR Royalty
57.	Tower Mountain	White Metal Resources Corp.	Thunder Bay, Canada	Exploration	Au	2.0% NSR Royalty
58.	Orion	Minera Frisco	Mexico	Exploration	Au, Ag	2.75% NSR Royalty(11)
59.	Pine Valley	Nevada Gold Mines	Nevada	Exploration	Au	3.0% NSR Royalty (subject to a 1.5% buy back right and annual advance royalty payments)
60.	Green Springs	Contact Gold	Nevada	Exploration	Au	2.0% NSR Royalty(6)
61.	Carlin East	Ridgeline Minerals	Nevada	Exploration	Au	0.5% NSR (subject to annual advance royalty payments)
62.	Caldera	Discovery Harbour Resources	Nevada	Exploration	Au	1.0% NSR Royalty (subject to annual advance royalty payments)

	Property	Operator	Location	Stage	Metal(1)	Terms
63.	Jersey Valley	Abacus Mining & Exploration Corp.	Nevada	Exploration	Au	2.0% - 3.0% NSR Royalty(12) (subject to annual advance royalty payments)
64.	Island Mountain	Tuvera Exploration	Nevada	Exploration	Au	2.0% NSR Royalty(6) (subject to annual advance royalty payments)
65.	Kings Canyon	Pine Cliff Energy	Utah	Exploration	Au	2.0% NSR Royalty(6)
66.	Hot Pot/Kelly Creek	Nevada Exploration / Austin Gold Corp.	Nevada	Exploration	Au	1.5% NSR Royalty (subject to a 0.75% buy down and annual advance royalty payments).
67.	Golden Brew	Highway 50 Gold	Nevada	Exploration	Au	0.5% NSR Royalty
68.	Golden Dome	Anova Metals	Nevada	Exploration	Au	2.0% NSR Royalty(6) (subject to annual advance royalty payments)

Notes:

(1) "Au" means gold, "Ag" means silver, "Ph" means lead, "Zn" means Zinc, "Cu" means copper and "Mo" means Molybdenum

(2) The Royalty is a 27.5% price participation royalty interest on the difference between the London pm fix gold price and A$1,340/oz gold price on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold

(3) Sandfire Resources Ltd. has entered into an earn-in agreement with CBH Resources Ltd. to acquire up to a 100% interest in the Endeavour mine

(4) Under the joint venture arrangement with Nova, Metalla will be entitled to all payments under the NSR Royalty with respect to gold production and Nova will be entitled to all payments under the NSR Royalty with respect to copper production, and all other payments under the NSR Royalty will be split evenly between the Purchasers

(5) Formerly Copper Reef Mining Corporation prior to a name change announced on August 15, 2020

(6) 1.0% NSR Royalty for encumbered claims

(7) The Royalty is comprised of (a) a 1.0% NSR Royalty on the first 500,000 ounces of gold or gold equivalents commencing at the earlier of the production of 5,000 ounces or commercial production; (b) a 2.0% NSR on production exceeding 500,000 ounces of gold or gold ounce equivalents up to 1,500,000 ounces of gold or gold ounce equivalents; and (c) a perpetual 1.0% NSR on all ounces of gold or gold ounce equivalents in excess of 1,500,000 ounces

(8) Newcrest Mining Limited has entered into an option and earn-in agreement with Discovery Harbour Resources Corp. to acquire up to a 100% interest in the Fortuity 89 property.

(9) 1.5% Royalty has subsequently been extinguished upon acquisition of the underlying concessions by Metalla

(10) On January 19, 2021, Metalla sold Minaurum a limited time option to repurchase 1.0% of the NSR Royalty in consideration for 100,000 common shares of Minaurum. Under the limited repurchase option, Minaurum must pay Metalla a cash payment of (a) US$500,000 if the repurchase option is exercised on or before December 31, 2023; (b) US$750,000 if the repurchase option is exercised after December 31, 2023 and on or before December 31, 2024; and (c) US$1,000,000 if the repurchase option is exercised after December 31, 2024 and on or before December 31, 2025.

(11) Not currently owned by Metalla. Under contract to be acquired subject to customary closing conditions.

(12) 2.0% NSR < $1,600 Au, 3.0% NSR  > US$1600 Au, with escalating annual advance royalty payments. US$35,000 in 2021, US$50,000 in 2022, US$100,000 in 2023, and US$150,000 from 2024+

(13) The Endeavor mine is currently on care and maintenance. Sandfire has disclosed that it will bring its technical exploration and geological expertise to the project, with a focus on exploration within the surrounding tenement package at Endeavor aimed at making new discoveries which could leverage off the existing infrastructure at Endeavor.

Further details regarding the purchase agreements entered into by Metalla in respect of certain Stream and Royalty acquisition agreements with respect to development or production properties can be found under the heading General Development of the Business above.

Competitive Conditions

Metalla will compete with other companies that operate in the stream and royalty market segment to acquire Streams and Royalties. Metalla will also compete with companies that provide financing to mining companies. Metalla also competes with other precious metals focused companies for capital and human resources. See section Description of the Business - Risk Factors - Competition.

Components

Metalla expects to purchase or acquire Royalties or Streams as previously described above under the heading Description of the Business.

Employees

As at the date of this AIF, Metalla has a total of 4 full time and 5 part time employees. No management functions of Metalla are performed to any substantial degree by persons other than the directors and executive officers of the Company.

Foreign Operations

Metalla currently purchases or expects to purchase precious or other metals or receives or expects to receive payments under Royalties from mines or operations in Australia, Argentina, Mexico, Canada, Tanzania, Ecuador, Peru, Chile, Brazil and the United States. Metalla may in the future purchase precious metals or receive payments under Royalties from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond Metalla's control and could adversely affect the Company's business. The effect of these factors cannot be predicted with any accuracy by Metalla or its management. See section Description of the Business - Risk Factors - International Interests in this AIF.

RISK FACTORS

Investing in the securities of the Company is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, contained herein, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Metalla. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect Metalla's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Metalla. The risk factors described in this AIF are not the only risks that Metalla faces. Additional risks or uncertainties that Metalla does not have any knowledge of or are currently deemed as immaterial, could also materially adversely affect Metalla.

Risks Relating to Metalla

Public Health Crises, including the COVID-19 Pandemic, may Significantly Impact Metalla

Metalla's business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and/or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Metalla has an interest. Mining operations in which Metalla holds a Royalty or Stream interest ("Mining Operations") have been, and may in the future be, suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. The re-initiation of operational suspensions at the COSE and Joaquin mines, or at the Santa Gertrudis Property, or the implementation of additional operational suspensions at one or more of the properties in which Metalla holds a Royalty, Stream or other interest and from which it receives or expects to receive significant revenue is suspended, may have a material adverse impact on Metalla's profitability, results of operations, financial condition and the trading price of Metalla's securities.

The risks to Metalla's business associated with COVID-19 include without limitation, the risk of breach of material contracts and customer agreements, risks to employee health and workforce productivity at Mining Operations, the possibility of increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Metalla's control, which may have a material and adverse effect on Metalla's business, financial condition and results of operations. In addition, Metalla may experience business interruptions as a result of the re-initiation or initiation of suspensions or operational reductions at the mines in which Metalla has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Metalla, which could in turn have a material adverse impact on Metalla's business, operating results, financial condition and the market for its securities. As at the date of this AIF, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated.

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

The price of Metalla's Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Metalla from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Metalla. Metalla's revenue is particularly sensitive to changes in the price of gold and silver. Any future cash flow derived from silver Streams is  dependent on the future price of silver. The price of gold, silver and other commodities fluctuates daily and are affected by factors beyond the control of Metalla, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar's strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

The Chinese market is a significant source of global demand for commodities. A sustained slowdown in China's growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the products in respect of which we have Streams, Royalties or other interests. The COVID-19 pandemic and efforts to contain it have had a significant effect on commodity prices and demand as well as broader impacts on the global economy. See also "Risk Factors - Risks Related to Mines and Mining Operations - Public Health Crises, including the COVID-19 Pandemic may Significantly Impact Metalla"

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue and may cause a suspension or termination of production by relevant operators, which would result in a complete cessation of revenue from applicable Royalties, Streams or working interests. Even if Metalla works to ensure a diversification of commodities that underlie its Royalties, Streams and other interests, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Metalla Has No Control Over Mining Operations

Metalla is not directly involved in the operation of mines. The revenue Metalla may derive from its portfolio of Royalty and Stream assets and other interests is based entirely on production from third-party mine owners and operators. Metalla is party to precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Metalla expects to receive payments under Royalty agreements based on production from certain mines and operations, however, Metalla will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand and continue or reduce, suspend or discontinue production from a property, to make decisions about the marketing of products extracted from the property and to make decisions to advance exploration efforts and conduct development of non producing properties. The interests of third-party owners and operators and those of Metalla in respect of a relevant project or property may not always be aligned. The inability of Metalla to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Metalla, the results of operations of Metalla and its financial condition. Except in a limited set of circumstances as may be specified in respect of a specific Stream,  Royalty or other interest, Metalla will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, a number Mining Operations are currently in exploration stage and may not commence commercial production and there can be no assurance that if such operations do commence production that they will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Metalla; be unable or unwilling to fulfill their obligations under their agreements with Metalla; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with Metalla. Metalla is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Metalla holds a Royalty, Stream or other interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Metalla has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Metalla. If any such transaction is announced, there is no certainty that any such transaction will be completed, or completed as announced, and any consequences of such non completion on Metalla may be difficult or impossible to predict.

Metalla is subject to the risk that Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, pandemics (including the COVID-19 pandemic), weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, expropriation and other risks.  These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of Metalla's assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. Metalla is not entitled to purchase gold, silver or other commodities, receive royalties or other economic benefit from the Mining Operations if no gold, silver or other commodities are produced from the Mining Operations.

Variations in Foreign Exchange Rates

Foreign exchange rates have seen significant fluctuation in recent years. Effective September 1, 2020, Metalla's presentation currency is the United States dollar.  However, Metalla maintains an office and employees in Canada, a material portion of its expenditures are incurred in Canadian dollars and it has outstanding indebtedness denominated in Canadian dollars.  In addition, certain of Metalla's Royalties require or permit payment in, or are based on calculations using, currencies other than United States dollars.  For example, the Royalty on the COSE mine provides that payment may be made in either Argentinian Pesos or United States dollars at the option of the payor and the Royalty on the Higginsville Gold Operations provides that payment shall be made in Australian dollars.  As a result, Metalla is subject to foreign currency exchange risk.  Metalla has not hedged its exposure to currency fluctuations.  A depreciation in the value of the United States dollar against the Canadian dollar or one or more of the currencies in which Metalla receives payments under the Royalties and Streams could have a material adverse effect on the profitability of Metalla, its results of operations and financial condition.

Delay Receiving or Failure to Receive Payments

Metalla is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Metalla's Streams and Royalties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the Royalty or Stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Metalla's rights to payment under the Royalties and Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Metalla's ability to collect amounts owing under its Royalties and Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Metalla's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Metalla should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Metalla's rights may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition.

Third-Party Reporting

Metalla relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as a result of it being compiled by certain third parties. The disclosure created by Metalla may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Metalla. Further, Metalla must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Streams and Royalties. If the information provided by such third parties to Metalla contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on Metalla.

In addition, a Royalty or Stream agreement may require an owner or operator to provide Metalla with production and operating information that may, depending on the completeness and accuracy of such information, enable Metalla to detect errors in the calculation of Royalty or Stream payments that it receives. As a result, the ability of Metalla to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Metalla will need to make retroactive revenue adjustments. Of the Royalty or Stream agreements that Metalla enters into, some may provide Metalla the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Metalla of the applicable revenue and may require Metalla to adjust its revenue in later periods.

As a holder of an interest in a Royalty or Stream, Metalla will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Metalla to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Metalla based on the stage of development of the properties covered by the assets within the portfolio of Metalla.

Disclosure Regarding Operations

Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the Royalty or Stream and, as such, Metalla may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Metalla has an interest, may restrict the ability of Metalla to enhance its performance which may result in a material and adverse effect on the profitability of Metalla, results of operations for Metalla and financial condition. There can be no assurance that Metalla will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

As Metalla executes on its business plan, it intends to seek to purchase additional Royalties and Streams from third parties. Metalla cannot offer any assurance that it can complete any other acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Metalla.

At any given time Metalla may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Metalla and may involve the issuance of securities by Metalla to fund any such acquisition. Any such issuance of securities may result in substantial dilution to existing shareholders and may result in the creation of new control positions. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Metalla may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long term benefit to Metalla, even if such restructuring may reduce near term revenues or result in Metalla incurring transaction-related costs. Metalla may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

Metalla Cash Flow Risk

Metalla is not directly involved in the ownership or operation of mines. Metalla's Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Metalla's cash flow is dependent on the activities of third parties which could create risk that those third parties may have targets inconsistent to Metalla's targets, take action contrary to Metalla's goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Metalla, or experience financial, operational or other difficulties or setbacks, including bankruptcy or insolvency proceedings, which could limit a third-party's ability to perform under a specific third-party arrangement. Specifically, Metalla could be negatively impacted by an operator's ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third-party entering a bankruptcy proceeding, which would result in Metalla being unable to realize any value for its Stream, Royalty or other interest.

Negative Cash Flow from Operations

During the seven months ended December 31, 2020, the Company had negative cash flow from operating activities. To the extent that the Company has negative cash flow in any future period, unallocated funds may be used to fund such negative cash flow from operating activities, if any.

Rights of other Interest-Holders

Some Royalty and Stream interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy back all or a portion of the Royalty or Stream, (ii) pre-emptive rights pursuant to which certain parties have the right of first refusal or first offer with respect to a proposed sale or assignment of a Royalty or Stream to Metalla, or (iii) claw back rights pursuant to which the seller of a Royalty or Stream to Metalla has the right to re acquire the Royalty or Stream. Holders may exercise these rights such that certain Royalty and Stream interests would no longer be held by Metalla or would become difficult for Metalla to acquire. Any compensation received as a result may be significantly less than Metalla had budgeted receiving for the applicable Royalty or Stream and may have a material adverse effect on Metalla's income and business.

Defects in Royalties and Streams

A defect in the Royalties and Streams and/or the underlying contract may arise to defeat or impair the claim of Metalla to such Royalty or Stream.

Such defects in a Royalty or Stream may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities.

Change in Material Assets

As at the date of this AIF, the Santa Gertrudis Gold Royalty is currently the sole material asset of Metalla, although as new assets are acquired or existing assets move into production, the materiality of each of the assets of Metalla will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the Santa Gertrudis Property or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Metalla, the financial condition of Metalla and results of its operations.

Global Financial Conditions

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, pandemics (including the COVID-19 pandemic), geopolitical instability, changes to energy prices or sovereign defaults.

Market events and conditions, including the COVID-19 pandemic, significant fluctuations in fuel and energy costs and prices, political instability in the Middle East and Russia and international trade tension have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global financial markets, causing consumer spending to decrease, employment rates to reach historic lows and consumer debt levels to increase. Notwithstanding various actions by governments, concerns about the general condition of the capital markets have caused these markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company's control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business. Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by the COVID-19 pandemic, and the associated decreases in consumer spending and employment levels, as well as concerns over global growth rates and conditions.

Any sudden or rapid destabilization of global economic conditions could negatively impact Metalla's ability, or the ability of the operators of the properties in which Metalla holds Royalties, Streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, increased levels of volatility and market turmoil can adversely impact the operations of Metalla and the value and the price of the Common Shares of the Company could be adversely affected.

See also "Risk Factors - Risks Related to Mines and Mining Operations - Public Health Crises, including the COVID-19 Pandemic may Significantly Impact Metalla".

Dependence on Key Personnel

Metalla is dependent on the services of a small number of key management personnel. The ability of Metalla to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Metalla will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Metalla could have a material adverse effect on the Company. From time to time, Metalla may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Metalla and there can be no assurance that Metalla will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Metalla is not successful in attracting and retaining qualified personnel, the ability of Metalla to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Ineffective Controls

During the fiscal year ended May 31, 2019, Metalla reported that it did not have effective disclosure controls and procedures or internal controls over financial reporting due to the following material weaknesses in internal control over financial reporting: (a) given its size, Metalla lacked the resources to enforce appropriate segregation of duties in certain financial processes, including journal entries, revenue and acquisitions of Stream and Royalty interests; (b) there were not yet appropriate processes and controls in place to review the accounting treatment of significant transactions; and (c) Metalla did not yet have key entity level controls, including formal risk management controls or a system of internal controls around financial reporting.

During the calendar year 2020, Metalla appointed Terry Krepiakevich to the board of directors of the Company and as chair of the audit committee and Saurabh Handa as Chief Financial Officer of the Company (please refer to Directors and Officers section below for further details regarding Mr. Krepiakevich and Mr. Handa's qualifications) and has implemented a system of internal controls to correct the material weaknesses identified in the 2019 fiscal year. As such, Metalla has determined that its internal controls over financial reporting and disclosure controls and procedures are effective as at December 31, 2020.

Notwithstanding the foregoing, Metalla has not always had effective controls and procedures in the past and no assurances can be made that the recently implemented internal controls will be effective or that Metalla will be able to maintain effective controls in the future. In addition, the Company's internal control over financial reporting may not prevent or detect misstatements because of the inherent limitations of internal controls, including the possibility of human error, the circumvention or overriding of controls, poorly designed or ineffective controls, or fraud. As an "emerging growth company", Metalla is not currently required to obtain an auditor attestation of its internal control over financial reporting. Failure to maintain effective controls, or a failure of the Company's internal controls, could cause the Company to be required to amend its financial statements, subject the Company to additional costs, adversely affect the Company's stock price if shareholders or other third parties have less confidence in the Company, or subject the Company to potential regulatory actions.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Dividends

Payment of dividends on Metalla's securities is within the discretion of Metalla's board of directors and will depend upon Metalla's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Metalla's long term dividend policy is to pay out a target rate of 50% of the annualized operating cash flow of the Company. While Metalla paid monthly dividends to holders of its Common Shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends subsequent to May 31, 2020. The board of directors of the Company will continue to monitor the impact of the COVID-19 pandemic and assess the Company's ability to pay dividends in respect of a particular quarter during the 2021  financial year, but there can be no assurance that it will be in a position to declare dividends in the future due to the occurrence of one or more of the risks described herein. See "Dividends" section below for additional information.

Competition

Metalla will compete with other companies for Streams and Royalties. Other companies may have greater resources than Metalla. Any such competition may prevent Metalla from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Metalla's ability to conduct its business. There can be no assurance that Metalla will be able to compete successfully against other companies in acquiring new Royalty and/or Stream interests. In addition, Metalla may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Metalla may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Further, any such litigation may also be required to be pursued in foreign jurisdictions. Any pending proceedings or actions or any decisions determined adversely to Metalla, may have a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of the Common Shares of Metalla.

Enforceability

The status of Royalties at law can be uncertain and varies from jurisdiction to jurisdiction and in certain jurisdictions a Royalty may not be a registrable interest which is an interest land. As a result, it may be difficult for Metalla to enforce its rights with respect to Royalties against a third party. Such a failure may result in the loss of the Company's rights to such a Royalty in the event a third party assigns title to the underlying property.

Conflicts of Interest

Certain directors and officers of Metalla also serve as directors and/or officers of other companies that are involved in natural resource explorations, development and mining operations, including Galena Mining Ltd., Argosy Minerals Ltd., Azarga Metals Corp., Atico Mining Corporation, Auramex Resources Corp, Mountain Boy Minerals Ltd., Enduro Metals Corp.,  Romios Gold Resources Ltd., Thunderstruck Resources Ltd., Crystal Lake Mining Corp., Comet Resources Limited, Tempus Resources Limited, Amwolf Capital Corp., Palladium One Mining Inc., K92 Mining Inc., Alexco Resource Corp., Kaizen Discovery Inc. and Nova Royalty Corp. and consequently there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Metalla and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Future Financing; Future Securities Issuances

There can be no assurance that Metalla will be able to obtain adequate financing in the future, that it will satisfy the requirements to draw additional funds under the Beedie Loan Facility, or that the terms of any such financing will be favourable. Failure to obtain such additional financing or satisfy the requirement for additional draws under the Beedie Loan Facility could impede the funding obligations of Metalla or result in delay or postponement of further business activities which may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition. Metalla may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity or convertible debt, which could result in dilution to shareholders.

Compliance with Terms of Credit Facilities

There can be no assurance that the Beedie Loan Facility, or any other credit facilities or financing agreements that Metalla may enter into, will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favourable terms to Metalla. Metalla's ability to continue operating may be adversely affected if Beedie does not convert the loans outstanding under the Beedie Loan Facility into equity of Metalla, if Metalla is not able to renew the Beedie Loan Facility or any other credit facilities or arrange refinancing, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to Metalla than at present. The Beedie Loan Facility is secured by a substantial portion of Metalla's assets, and imposes covenants and obligations on Metalla. There is a risk that this and any other such facilities or loans may go into default if there is a breach in complying with covenants and obligations, which could result in the lenders realizing on their security and causing the shareholders to lose some or all of their investment.

Litigation affecting Properties

Potential litigation may arise on a property on which Metalla holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Metalla will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of the Common Shares of Metalla.

Application and Interpretation of Tax Laws

We are subject to direct and indirect taxes in various global jurisdictions. The amount of tax we pay, directly or indirectly, is subject to our interpretation of applicable tax laws in the jurisdictions in which we file, and the applicable tax laws in the jurisdictions of operations in which Metalla has interests including those from which we receive Royalties, Streams and other income.

We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining our worldwide provision for taxes and other tax liabilities. There can be no assurance that a taxing authority will not have a different interpretation of the law and assess us, or the operations in which Metalla has interests, with additional taxes.

While to our knowledge we are not currently the subject of any tax audits or under reassessment, tax authorities may in the future disagree with our judgment and the presentation of our tax position. We regularly assess the likely outcomes of tax audits or reassessments to determine the appropriateness of our tax liabilities. However, our judgment on tax matters might not be sustained as a result of audits or reassessments, and the amounts ultimately paid could be different from the amounts previously recorded or expected. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate or in which we have interests may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which Metalla has interests could have a negative impact on our profitability.

Changes in Tax Laws Impacting Metalla

There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being in the jurisdictions where Metalla has interests that could have a material adverse effect on Metalla. Any such change or implementation of new tax laws or regulations could adversely affect Metalla's ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Metalla being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Metalla, Metalla's results of operations, financial condition and the trading price of the Common Shares of Metalla. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Metalla less attractive to counterparties. Such changes could adversely affect the ability of Metalla to acquire new assets or make future investments.

Credit and Liquidity Risk

Metalla is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which Metalla has Streams and Royalty agreements with; (ii) through financial institutions that hold Metalla's cash and cash equivalents; (iii) through companies that have payables to Metalla; (iv) through Metalla's insurance providers; and (v) through Metalla's lenders. Metalla is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Metalla to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Metalla. Also, if these risks materialize, the Company's operations could be adversely impacted and the trading price of its securities could be adversely affected.

Information Systems and Cyber Security

Metalla's information systems, and those of its counterparties under the Streams and Royalties agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or Metalla's information through fraud or other means of deceiving Metalla's counterparties. Metalla's operations depend, in part, on how well Metalla and its suppliers, as well as counterparties under the Streams and Royalties agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Metalla's reputation and results of operations. Although to date Metalla has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Metalla will not incur such losses in the future. Metalla's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Activist Shareholders

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that Metalla will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on Metalla's reputation. In addition, responding to such campaigns would likely divert the attention and resources of Metalla's management and board of directors, which could have an adverse effect on Metalla's business and results of operations. Even if Metalla were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of Metalla. If shareholder activists are ultimately elected to the board of directors, this could adversely affect Metalla's business and future operations. This type of activism can also create uncertainty about Metalla's future strategic direction, resulting in loss of future business opportunities, which could adversely affect Metalla's business, future operations, profitability and Metalla's ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While Metalla does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Expansion of Business Model

Metalla's operations and expertise have been focused on the acquisition and management of Royalty and Stream interests. Metalla may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects. Expansion of Metalla's activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under the section Risks Related to Mines and Mining Operations. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Metalla holds an Interest

To the extent that they relate to the production of minerals from or the continued operation of, properties in which Metalla holds a Royalty or Stream interest, Metalla will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Exploration, Development and Operating Risks

Mining involves a high degree of risk. Mines and projects in which Metalla has or may enter into a precious metal purchase agreement or Royalty agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave ins, pit wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down Mining Operations temporarily or permanently. Mining Operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for and development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of Mining Operations will result in profitable commercial Mining Operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

If the current regulatory trend continues, Metalla expects that this will result in increased costs at some of the Mining Operations which could adversely impact the profitability or viability of such operations and may result in reduction or cessation of production which in turn would have an impact on the Company's revenue. In addition, the physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

  sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets.

  extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production.

  resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have an adverse effect on the Mining Operations and their profitability.

Commodity Prices

Metal prices are subject to fluctuation and any future significant decline could result in mines, Mining Operations and project development to cease. Owners and operators of mines and development projects could be forced to cease operations or discontinue development of a particular project, which could materially adversely affect Metalla's business operations and profitability.

Environmental Risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Metalla has an interest. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with Mining Operations. To the extent such approvals are required and not obtained, Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Metalla. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting and Access

The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. The owners and operators of the mines and projects in which Metalla has an interest may be subject to delays in connection with obtaining access to the property and all necessary renewals of permits for existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator's Employees

Production from the properties in which Metalla holds an interest depends on the efforts of operators' employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Metalla. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Metalla.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves contained in this AIF are estimates only and were obtained from public disclosure in respect of the Santa Gertrudis Property and other properties, as applicable. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine's production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Metalla has contracted with will not be replenished by discoveries or acquisitions which could reduce the income Metalla would have expected to receive from a particular Royalty or Stream.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Mining companies may or may not maintain insurance in adequate amounts, including insurance for workers' compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company's insurance policies may not provide coverage for all losses related to their business (and may not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies' profitability, results of operations and financial condition.

Land Title

Although title to specific mines or projects has been or will be reviewed by or on behalf of Metalla, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Metalla.

International Interests

Certain operations that underlie Metalla's Streams and Royalties are conducted, or will be conducted, outside of Canada, including in Australia, the United States, Argentina, Mexico, Tanzania, Ecuador, Peru, Chile, and Venezuela and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

Developing Economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator's business activities.

Permitting, Construction and Development

Metalla may hold Royalties or Streams over mines and projects that may be in various stages of permitting, construction, development and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Metalla holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies' current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Metalla holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Metalla's Royalty or Stream assets.

Nominal Third-Party Interests in Subsidiaries

In certain jurisdictions in which we operate, including Australia, Argentina and Mexico, laws require that our subsidiaries in those jurisdictions have more than one shareholder. In such jurisdictions, a nominal interest may be held by an individual or an affiliate of Metalla which is not represented on organization charts or other disclosure in this AIF.

Risks Related to the Securities of Metalla

Securities of Metalla are subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Metalla include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given time may not accurately reflect the long term value of Metalla.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Metalla.

Dilution

Metalla may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes. To the extent additional securities are issued, Metalla's existing securityholders could be diluted and some or all of Metalla's financial measures could be reduced on a per share basis. Additionally, Metalla securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Metalla's securities may decline if certain large holders of Metalla securities or recipients of Metalla securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Metalla's ability to raise capital through the sale of additional equity securities in the future.

Evolving Corporate Governance and Public Disclosure Regulations

Metalla is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self regulated organizations, including the United States Securities and Exchange Commission, the Canadian Securities Administrators, the exchanges listing Metalla's securities, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Metalla's efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Future Sales or Issuances of Debt or Equity Securities

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. Our significant shareholders may also sell the Common Shares or other securities they hold or may hold in the future.

We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Company's Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company's Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX-V, the NYSE or the Frankfurt Exchange, or achieve listing on any other public listing exchange.

Market for Securities

There can be no assurance that an active trading market for the Common Shares will be sustained.

Limitations on the Enforcement of Civil Judgments

A substantial portion of the assets of Metalla are located outside of Canada. As a result, it may not be possible for investors in the securities of Metalla to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

It may also be difficult to bring and enforce suits against us in the United States, because we exist under the laws of British Columbia and are situated in the Province of British Columbia, Canada and most of our assets are located outside the United States.

It may be difficult for investors to effect service of process on us or our directors or officers or to realize in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws. In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

U.S. Tax Risk Related to Potential Passive Foreign Investment Company Status

If we are a "passive foreign investment company" ("PFIC") for the current or a future tax year, certain adverse U.S. federal income tax consequences may result for U.S. investors.

In general, we will be treated as a PFIC for any tax year during which either (i) 75% or more of our gross income is passive income, or (ii) 50% or more of the average quarterly value of our assets that produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Although the Company has not made a formal determination as to whether it was a PFIC for the seven months ended December 31, 2020, and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the seven months ended December 31, 2020, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years.

If we are a PFIC for any year during a U.S. taxpayer's holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called "excess distribution" received on its Offered Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election ("Mark-to-Market Election"). Subject to certain limitations, such elections may be made with respect to the Offered Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Offered Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer's basis therein.  The PFIC rules may also apply to other securities issued by us. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares or other securities issued by us.

MATERIAL ASSET

As at the date of this AIF, the Company's Royalty on the Santa Gertrudis Property is its sole material asset.

A description of the Santa Gertrudis Property is included below.

Santa Gertrudis, Mexico

Metalla holds a 2.0% NSR interest on the Santa Gertrudis Property.

A technical report was prepared for GoGold pursuant to NI 43-101 entitled "Technical Report, Updated Resource Estimate And Preliminary Economic Assessment On The Santa Gertrudis Gold Property, Sonora State, Mexico Latitude 30° 38' N Longitude 110° 33' W" dated August 22, 2014 (the "Santa Gertrudis Resource Estimate").

The following description of the Santa Gertrudis Property has been prepared in reliance, in part, on the Santa Gertrudis Resource Estimate, GoGold's Annual Information Form dated December 14, 2016 (the "GoGold AIF"), a mineral resource estimate disclosed by Agnico Eagle on February 13, 2020 (the "Santa Gertrudis Update"), and a mineral resource update disclosed by Agnico Eagle in a news release dated February 11, 2021 (the "February 2021 Update") and readers should consult the Santa Gertrudis Resource Estimate, GoGold AIF, Santa Gertrudis Update and February 2021 Update to obtain further particulars on the Santa Gertrudis Property. The Santa Gertrudis Resource Estimate and GoGold AIF are available for review under GoGold's profile on SEDAR (www.sedar.com). The Santa Gertudis Update and the February 2021 Update are available for review under Agnico Eagle's profile on SEDAR (www.sedar.com)

GoGold subsequently sold the Santa Gertrudis Property to Agnico Eagle on November 2, 2017, and therefore GoGold is referred to below as the 'former property owner'.

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. See section Introductory Notes - Technical and Third-Party Information.

Summary

The Santa Gertrudis Property is a past-producing gold mine that was acquired in April 2014 as part of the former property owner's purchase of Animas Resources Inc. ("Animas"). In September 2014, the former property owner released the results of the Santa Gertrudis preliminary economic assessment (the "Santa Gertrudis PEA") that upgraded the previous historic resource estimate to 810,000 ounces of gold indicated (23.3 Mt at 1.08 g/t Au) and 255,000 ounces gold inferred (7.7 Mt at 1.02 g/t Au). As a past producer, the Santa Gertrudis Property has infrastructure in place including numerous pits already worked with haul roads in place to facilitate the commencement of mining activities. In September of 2016, the former property owner began toll milling high grade material and by the end of that month had poured 383 ounces of gold. The former property owner planned to move forward with construction of a vat leach plant, with construction on phase one beginning in October 2016. The former property owner intended to use the revenue generated from the toll milling to provide cash flow during the phase one construction. The Santa Gertrudis Property is located in northern Sonora State, México. As of the date of this AIF, the property is 100% held by Agnico Eagle.

The Santa Gertrudis Property contains several former producing gold mines. Approximately 565,000 ounces of gold were produced in the district from what is now part of the property between 1991 and 2000. A total of 8,244,000 tonnes at an average recovered grade of approximately 2.13 g/t Au were open pit mined from 22 sedimentary-rock-hosted, disseminated gold deposits. This mining includes production by Phelps Dodge Mining Company ("Phelps Dodge") and Campbell Red Lake Resources Inc. ("Campbell") from the Santa Gertrudis Property and production at the Amelia mine, one of the concessions that form part of the Santa Gertrudis Property (the "Amelia Mine" or "Amelia").

The former property owner had released updates regarding the Santa Gertrudis Property since the date of the Santa Gertrudis PEA which are discussed below.

Project Description and Location

The Santa Gertrudis Property is located in the Santa Teresa mining district, Arizpe, Cucurpe, and Imuris Municipalities, in northeastern Sonora State, México. It is situated 170 kilometres south of Tucson, Arizona, 180 kilometres north of Hermosillo, México and 40 kilometres east of the town of Magdalena de Kino. The latitude is 30°38'N and the longitude is 110°33'W.

The Santa Gertrudis Property comprises 50 concessions covering a total of 41,989.9 hectares. The Santa Gertrudis Property is a combination of several claim blocks owned by several different companies, including concessions staked by Animas on the northwest, west and southwest boundaries of the original claim block.

The claims are all contiguous, although there are small inliers within the claim block that were not controlled by the former property owner, and have expiry dates ranging from December 16, 2036 to May 6, 2058. The surface rights to the concessions are owned by the local community, Ejido, Seis de Enero, as well as various landowners, and a land access agreement is required to conduct any work on the property. Currently, there are several such agreements in place between various landowners and Coanzamex, First Silver Reserve, S.A. de C.V., and Recursos Escondidos, S.A. de C.V.

The former property owner was responsible for the following reclamation obligations in the event of the abandonment of the project or transfer of the concessions:

  To neutralize, restore, and reforest all the residual and marginal material, the product of old operation (leach pads and depleted mineralized fields);

  Close and reforest operation roads, as well as fence and stabilize mining pit slopes; and

  Dismantle and remove facilities, infrastructure and solid waste in general from the projects.

Requests also needed to be made of the appropriate authority for consent to reactivate mine development at either of the Santa Gertrudis Property or the Amelia Mine, by the former property owner. This application must be accompanied by a manifestation of environmental impact, particular modality, a study of environmental risk, modality analysis of risk and of a technical study for the change of use of the grounds. Consent was received on March 2, 2015.

Climate, Access, Local Resources, and Infrastructure

Access to the Santa Gertrudis Property is via a 39-kilometre gravel road, leading from the paved Magdalena-Cucurpe Highway. There is also a network of unpaved roads (ranch, exploration and ore-haulage roads) that provide excellent access throughout the property. Hermosillo is the capital of Sonora and is located approximately two hours south of the property via a well-maintained four-lane highway. It is the main economic center for the state and region, as well as an important centre for agricultural and manufacturing.

The property lies within a basin and range physiographic province, the landscape of which is defined by abrupt changes in elevation, alternating between narrow faulted mountain chains and flat arid valleys or basins. Property elevations vary from around 1,200 metres to 1,700 metres above sea level. The nearest weather station to the project, located approximately 40 kilometres northeast of the property reports an average yearly temperature of 15.3°C, an average monthly maximum temperature of 23.5°C in the months of June to September and an average monthly minimum of 7.4°C in December and January. The climate is semi-arid desert and there is a dry season from the spring and early summer and a rainy season in the mid to late summer and fall that often causes flash floods in the arroyos. The Santa Gertrudis Property can be operated all year round.

Past mining activities have left an exploration camp, office, water tank, drill sample handling facilities, and permitted water well. There is sufficient land to conduct a mining operation, including waste disposal, processing facilities and pads for heap leaching. Potential power sources include local generators or a 20 kilometre power line extension to the camp.

History

Past production from open-pit mining was carried out by previous operators between 1991 and 2000 at numerous deposits primarily located in the north-central region of the Santa Gertrudis Property. These past mining activities have left water-filled historic-mined pits, waste piles and a lined, zero-discharge historic leach pad at the Santa Gertrudis Property and two lined pads near the Amelia Mine.

Investigations in the 1980's undertaken by Phelps Dodge showed potential for Carlin-type sedimentary rock-hosted, disseminated gold deposits on the property. The first major discovery was made in 1986, a feasibility study was completed in 1988 and production from the Santa Gertrudis Property mine-site commenced in May of 1991 from a heap leach operation which produced at 3,000 tonnes per day. Historic exploration drilling includes over 208,727 metres of reverse circulation drilling and 66,333 metres of core drilling. This work tested over 100 target areas and was generally conducted to shallow depths of around 150 metres around known deposits and to around 100 metres in other target areas.

An historic resource estimate covering all of the property, excluding the Amelia Mine, was completed by Campbell in 2000, which was not compliant with NI 43-101 guidelines.

Geological Setting

Three north-south-trending physiographic provinces transect the State of Sonora, México. From west to east these are the Basin and Range, the Transition Zone, and the High Plateau (Sierra Madre Occidental). The Santa Teresa mining district is within the extreme eastern margin of the Basin and Range, at the western edge of the Transition Zone. The physiography of the district consists of closely spaced ranges that form topographical highs with relatively narrow intervening shallow valleys. This region contains a wide variety of rock types and ages, with Tertiary volcanic rocks predominating. The principal regional structural elements are the north-trending Basin and Range normal faults. The Sierra Madera core complex is located west of the Santa Teresa district, and it may be responsible for some of the observed structural features seen in the region. The bulk of México's copper production occurs in the Basin and Range province, principally at Cananea and La Caridad. Regionally, gold occurrences are commonly associated with Tertiary dilational faults, many of which occur in calcareous sedimentary rocks, and locally, some replacement-type mineralization is reported. There also are a number of stockwork epithermal vein gold occurrences within the region, and the Cristina deposit in the Santa Teresa mining district is an excellent example of this style of gold mineralization.

The Santa Teresa mining district contains approximately thirty gold deposits that are hosted in rocks correlative with the Upper Jurassic-Lower Cretaceous Bisbee Group clastic and carbonate lithologies of southeastern Arizona. These gold deposits occur in a northwest-trending belt that is approximately 20 kilometres long and up to 8 kilometres wide. The Bisbee Group correlative rocks in the district are a minimum 1,300 metres thick and are equivalent, in ascending order, to the Glance Conglomerate, Morita Formation, Mural Limestone, and Cintura Formation.

Exploration and Drilling

The former property owner's 2015 Exploration and Drilling Programs

On May 5, 2015, the former property owner announced it had drilled numerous high-grade gold drill holes in the proposed open-pit zones at the Santa Gertrudis Property (see GoGold's press release dated May 5, 2015). The drilling was designed to confirm historic mineralization and to test targets in the immediate vicinity of the open-pit resource in the Santa Gertrudis PEA. The drilling program confirmed the downdip high-grade extension at the Dora pit structure, and also confirmed that the oxide zone continues below the previously thought depth of the oxide mineralization. These holes confirmed the higher grades at the Dora structure and identified the material as mostly oxide. The past mining of the oxide material located immediately above this intercept had reported 75-per-cent recoveries on a conventional heap leach with a crush size of four inches.

Additionally, other significant holes have been drilled at the Corral zone and Cristina zone, with highlights that include 17 metres of 3.58 grams per tonne gold at Corral and 31.4 metres of 1.18 grams per tonne gold at Cristina. These three targets have been identified as the initial pits the former property owner could restart mining, and should represent the first four years of feed.

The diamond drilling programs at Dora, Corral and Cristina deposits were designed to confirm the resource and reserve models, obtain fresh material for metallurgical testwork, and obtain geotechnical information for pit slope design and crushing index testwork. Sixty-six diamond drill holes totaling 6,748.3 metres of HQ size core were completed in the phase I program. Four geotechnical diamond drill holes totaling 505 metres of HQ3 triple-tube core with a core-orienting system to collect structural data have also been completed to date under the supervision of Golder Associates.

On September 28, 2015, the former property owner announced additional high grade gold intercepts in the proposed open pit zones at the Santa Gertrudis Property (see GoGold's press release dated September 28, 2015). Holes reported below on the Viviana Fault structure have not been included in the Santa Gertrudis PEA. The highlight of the new holes drilled include GGDOR-016 which intersected 17 metres of 5.35 g/t gold in the Dora Pit; GGGR-005 drilled at the Greta Ontario zone starting at surface of 8 meters of 18.71 g/t gold including 5 metres of 29 g/t gold; and GGCNW-004 in the Corral pit of 13.7 Metres of 3.22 g/t gold. The drilling was designed to confirm historic mineralization and tested targets in the immediate vicinity of the open pit resource in the Santa Gertrudis PEA.

July to September 2015 Activity

The former property owner field teams were mobilized to map and sample the Viviana gold deposit located on the Santa Gertrudis Property. The Viviana deposit outcrops and was evaluated by trenching along with 50 RC holes drilled in 1995/96 by Roca Roja. High-grade oxidized gold intercepts occur in calcareous siltstones associated with the 3.8 km long, east west trending Viviana fault zone. Roca Roja mined several thousand tonnes from the deposit before selling the property to Campbell Resources in 1999.

In 2000, Campbell drilled 20 holes on the Viviana Norte prospect located 200m northwest of the Viviana deposit. These Roca Roja and Campbell drill holes were not included in the Santa Gertrudis PEA. Approximately mid mine life, these holes were some of the last holes released prior to Campbell ceasing operations. These drill hole records, some of which were released in a May 2000 by Campbell, contain numerous high grade oxide gold intercepts which indicates the presence of long mineralized zones near surface along the 3.8 kilometer long east-west trending Viviana fault.

The former property owner expected the current resource to increase as the geological team continues to identify other highly prospective areas within claim boundaries.

October 2015 to September 2016 Activity

In September 2016, the former property owner announced the planned construction of a vat leach plant, which is designed to treat ore at a rate of approximately 2,000 tonnes per day. This will allow field evaluation of the many ore types and deposits on the property which will aide in perfecting the operating process. The results of these large-scale tests will in turn provide input to an updated feasibility study of the property. The former property owner believed the scale of the proposed initial plant would allow sufficient cash flow to cover the full cost of the plant and the feasibility study program. Following expected successful evaluation, the project can then be scaled up by adding additional vats to achieve the expected full commercial operation.

The Santa Gertrudis PEA that was released in September 2014 was based on heap leaching technology. The former property owner has since performed further preliminary metallurgical testing which indicated that cyanide vat leaching could be a viable alternative to conventional heap leaching; with achieved vat gold recoveries in the low 80% range.

While the leaching mechanism is similar, the primary difference between heap and vat leaching is that heap leaching occurs on large pads which are exposed to the weather elements whereas vat leaching occurs in smaller, more controlled batches in concrete vats. Additional advantages to the method include lower investment risk, faster project development, more flexible processing, quicker revenue generation, increased gold recoveries, and lower environmental footprint. As a result, management has opted to proceed with construction of a vat leach test facility as part of an updated feasibility study of the property.

The former property owner began toll-milling high grade surface material at the Santa Gertrudis Property in September 2016, the former property owner planned to continue processing the high grade material, generating significant cash flow for the duration of the vat construction.

Highlights from the former property owner's trenching program were released October 19, 2016, and the program included some significant results including 18 metres of 32.77 grams per tonne of gold along the surface of the zone. The high-grade mineralization outcrops at surface towards the north, where it had been previously drilled by Phelps Dodge with reverse circulation and diamond drill holes.

Post-Agnico Eagle Acquisition Activity

Drilling and activities following the Agnico Eagle acquisition of the Santa Gertrudis Property are further discussed below under Developments following the Acquisition of the Santa Gertrudis Property by Agnico Eagle.

On February 14, 2018 Agnico Eagle announced that in the fourth quarter of calendar year 2017, historical data compilation was underway by Agnico Eagle with drilling expected to begin in the first quarter of 2018 through an initial US$7.2 Million, 28,000 metre drill program. See Acquisition of the Santa Gertrudis Property by Agnico Eagle - 2018 Santa Gertrudis Activities & Developments below for more information.

On February 14, 2019, Agnico Eagle announced that, at the Santa Gertrudis Property, the Company completed a total of 31,127 metres of drilling in 2018 leading to the estimation of an initial inferred mineral resource of 962,000 ounces of gold (27.5 million tonnes grading 1.09 g/t gold) at December 31, 2018.  This drilling confirmed the historical mineralization and outlined several high-grade feeder zones. See Acquisition of the Santa Gertrudis Property by Agnico Eagle - 2019 Santa Gertrudis Activities & Developments below for more information.

On February 13, 2020 Agnico Eagle announced that, in the fourth quarter of 2019, 23 holes (7,069 metres) were completed in the Trinidad Zone, with drilling focused on the exploration and the development of new mineral resources.  The full-year 2019 exploration program at the Santa Gertrudis Property totaled 143 holes (19,352 metres in Amelia and 23,426 metres in the rest of the project), compared with an initial budget of 29,000 metres of drilling. The focus of the program was on mineral resource expansion and refining the understanding of new targets within the Trinidad Zone. See Acquisition of the Santa Gertrudis Property by Agnico Eagle - 2020 Santa Gertrudis Activities & Developments below for more information.

On February 11, 2021 Agnico Eagle announced that extensive drilling totalling 32,500 metres at the Santa Gertrudis  Property in 2020 resulted in a 7% increase in the indicated mineral resource estimate to 111,000 ounces of gold and 816,000 ounces of silver (5.8 million tonnes grading 0.60 g/t gold and 4.4 g/t silver) at open-pit (oxide) depth, and a 39% increase in the inferred mineral resource estimate, to 746,000 ounces of gold and 1.2 million ounces of silver (19.7 million tonnes grading 1.18 g/t gold and 1.9 g/t silver) at open-pit (oxide) depth and 879,000 ounces of gold and 6.5 million ounces of silver (8.0 million tonnes grading 3.43 g/t gold and 25.4 g/t silver) at underground (mostly sulphide) depth, as of December 31, 2020.

Mineralization

Field mapping and rock-chip geochemical sampling by Animas personnel within the Santa Teresa mining district confirms the presence of gold mineralization along north east striking (~045°), steeply west-dipping, normal and oblique slip faults. Gold mineralization appears to occur primarily within the hanging wall portions of the fault zones and these faults are believed to be the primary "feeder" structures for the known gold mineralization. Where the northeast-trending faults intersect northwest-trending, reactivated, bedding parallel thrust faults (~345°) and deformation zones, gold mineralization tends to bleed out along these more permeable zones. Tensional, conjugate sets of north-south and east-west trending faults also control the localization of gold mineralization, but these zones generally are less well mineralized than the northeast- and northwest-trending set of faults.

Mineralization appears to occur preferentially in rocks that were both structurally prepared and had chemical properties that allowed for gold deposition. Calcareous siltstone and limestone in La Gloria, Greta, and Santiago show strong local dissolution and jasperoid replacement is present throughout the district on a small and large scale. This pattern of intersection of faults in preferred host rocks is repeated throughout the district and has been the model used to explore the district since the early Phelps Dodge days. Based on this apparent fact, any larger deposits to be found at depth or under alluvial cover probably will likewise be associated with favourable structural intersections and chemically reactive calcareous host rocks.

Gold mineralization within the Santa Teresa mining district is most common in areas of structural ground preparation and less so as replacement deposits in calcareous units. Favourable ground preparation produced by a combination of high-angle, bedding-plane, and near bedding-plane faults and fractures resulted in the formation of zones that can have considerable lateral and presumed down-dip extent. This type of mineralization is most characteristic at El Toro, El Corral, Mirador, Escondida, Becerros Norte, Manueles Sur, Maribel, and Camello. Mineralized zones are generally 10 to 30 metres thick, and locally extend outward to a limited extent as replacement of the calcareous units. The most favourable structural settings for gold mineralization clearly are where north-east and north-west-trending fault zones intersect.

Metallurgical Testing

The Santa Gertrudis Property is comprised of 38 discrete deposits; of which 13 have been subjected to some metallurgical testwork, and a few have been partially mined. Operating records for past operations are not available and recovery estimates are therefore based on the available lab data. The metallurgical testwork (bottle roll and column tests) yielded a wide range of gold extractions for oxide material overall, although insensitive to head grade. Gold extractions were typically between 75% and 90%.

Sampling and Analysis

There were three drilling campaigns completed by Animas at the Santa Gertrudis Property taking place in the years 2008, 2009, and 2010. The sampling procedures were slightly different in 2008 than they were in 2009 and 2010. In 2014, the former property owner completed a drilling campaign at the Santa Gertrudis Property.

In the latter part of 2009 and all of 2010, all samples were sent to ALS Minerals Lab ("ALS"), in Hermosillo, México for preparation and analysis. ALS labs maintain International Organization for Standardization ("ISO") registrations and accreditations, providing independent verification that a quality management system is in operation at the location in question. Most ALS laboratories are registered or are pending registration to ISO 9001:2008, and a number of analytical facilities have received ISO 17025 accreditations for specific laboratory procedures. Sample prep at ALS consisted of crushing the sample to 70% passing -10 mesh, reducing the sample through a Jones riffle splitter, and pulverizing to 85% passing -200 mesh. Gold was determined using fire assay on a 30 grams aliquot, with AAS finish. Samples exceeding an upper threshold of 10 g/t Au were reanalyzed using gravimetric determination.

Following the 2008 drill program, it was decided to make property standards from material at the Santa Gertrudis Property. Four property standards of varying grades were prepared by Shea Clark Smith (Minerals Exploration and Environmental Geochemistry, MEG), of Reno, Nevada. Five samples were sent to each of 10 different certified, commercial labs for a round robin characterization. Statistics were applied to the results, and a mean and between-lab standard deviation were calculated for each standard. Grades of the property standards were 0.16 g/t Au, 0.56 g/t Au, 1.24 g/t Au and 4.12 g/t Au. A total of 285 standard samples were submitted with the routine samples. The standards performed very well, with six failures below three standard deviations from the mean, and nine misallocations. All other values were within plus and minus two standard deviations from the mean. Unmineralized Cintura formation was chosen from the site, and a "blank" sample created. The "blank" sample, was assayed extensively and determined to contain less than 5 ppb Au. For all the 2009 and 2010 drilling, a standard was inserted every 15 samples and three blanks (broken, uncrushed rock) were inserted per drill hole.

The Santa Gertrudis Property was visited by Mr. Fred Brown, P. Geo., from December 9 to 13, 2013, and again from February 11 to 21, 2014, for the purposes of completing site visits and due diligence sampling. General data acquisition procedures, core logging procedures and quality assurance/quality control were discussed during the visit. Mr. Brown collected 12 samples from 10 diamond drill holes in December 2013, and six samples from six drill holes in February. Samples were collected by taking the half core remaining in the core box. Once the samples were collected, they were placed in a large bag and taken by Mr. Brown to ALS in Hermosillo, México for preparation and analysis. Samples at ALS were analyzed for gold by fire assay-AAS, and specific gravities were determined on 13 of the samples.

Security of Samples

With respect to the three drilling campaigns completed by Animas at the Santa Gertrudis Property in 2008, 2009, and 2010, the same general sample preparation procedures were followed. Core boxes were delivered to the logging facility where the geologists were responsible for estimating recovery and laying out sample intervals at 1.5 metre increments. If there were significant lithologic and/or alteration changes, shorter sample intervals were designated, however none was less than 0.5 metres. Sample intervals were marked on the sides of the core boxes as a permanent record. Drill core was moved to the sawing area by the cutting crew. The entire core was sawed in half with one half maintained in the core box for logging and future reference, and the second half bagged as an analytical sample. In areas of strongly broken rock, half of the fractured rock was subdivided without sawing using a metal sampling device. Each analytical sample was given a unique number from pre-numbered sample tag books. That number was marked on the outside of the plastic sample bag. The sample tag was composed of two identically numbered parts; one remained in the book for future reference and had the drill hole number and footage recorded. The second half with only the sample number was placed in the numbered plastic bag with the sample. Each bag was sealed by the sample handler and not opened again until it reached the sample preparation facility. Groups of sample bags were placed in rice bags that were also sealed and labeled to identify the contained individual samples.

The rice bags were not opened until they reached the sample preparation facility. The former property owner completed a drilling campaign in 2014, which was comprised of 13 holes on the Escondida deposit, and five holes on the Ruben deposit. The former property owner employed the services of Activation Laboratories ("Actlabs") in Zacatecas, México, for all sample preparation and analysis. The Actlabs' quality system is accredited to international quality standards through the ISO/International Electrotechnical Commission ("IEC") 17025 (ISO/IEC 17025, which includes ISO 9001 and ISO 9002 specifications) with CAN-P-1758 (Forensics), CAN-P-1579 (Mineral Analysis) and CAN-P-1585 (Environmental) for specific registered tests by the Standards Council of Canada. The accreditation program includes ongoing audits, which verify the quality assurance system and all applicable registered test methods. All the samples were shipped in marked, sealed, tagged bags to Actlabs in Zacatecas, México. Both the sample prep and analyses were completed at this location. Gold was analyzed using fire assay-AAS up to a grade of 10,000 ppb Au, (10 g/t Au). Results exceeding 10,000 ppb Au were reanalyzed using fire assay with a gravimetric finish, and reported in g/t.

Santa Gertrudis Resource Estimate

The mineral resource estimate for the Santa Gertrudis Property as at August 22, 2014 is summarized in the following table as per the Santa Gertrudis Resource Estimate:

Total Mineral Resources(1-5)

		Indicated			Inferred
Cut-off Au			Au	Au		Au	Au
Type	(g/t)	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Oxide	0.16	22,072.3	1.06	751.2	6,696.8	0.96	207.1
Mixed	0.25	815.8	1.47	38.5	851.5	1.44	39.4
Sulphide	0.60	174.2	1.90	10.6	4.2	2.32	0.3
Amelia Pads	0.20	244.3	1.19	9.4	192.5	1.25	7.7
Total:		23,306.6	1.08	809.7	7,745.0	1.02	254.5

(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The quantity and grade of reported inferred resources in this estimation are conceptual in nature an there has been insufficient exploration to define these Inferred resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an Indicated or measured mineral resource category

(3) The mineral resources in this estimate were calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines as prepared by the CIM Standing Committee on Reserve Definitions, as well as the requirements on NI 43-101.

(4) All resources are reported within an optimized pit shell developed using the following economic parameters: Gold Price US$1,300 per ounce. G&A cost US$0.80 per tonne. Mining cost US$1.40 per tonne. Processing cost US$4.00 per tonne for oxides, carbonaceous oxides and mixed oxide/sulphide deposits, and US$22.00 per tonne for sulphides. Process recoveries used are 75% for oxides and leach pad material, and 50% for mixed oxide/sulphide deposits, and 90% for sulphides. Optimized pit slopes are 50 degrees.

(5) The mineral resource table incorporates 35 deposits and associated optimized pit shells as well as three leach pads.

(6) The effective date of the mineral resource estimate is August 22, 2014.

The Santa Gertrudis Resource Estimate was supplemented by the Santa Gertrudis Update and the February 2021 Update, as disclosed by Agnico Eagle on February 13, 2020 and February 11, 2021 respectively. Please refer to the Santa Gertrudis 2020 Resource Estimate Update and Santa Gertrudis February 2021 Resource Estimate Update subsections below for further details regarding the Santa Gertrudis Update and the February 2021 Update.

Santa Gertrudis 2020 Resource Estimate Update

In a news release dated February 13, 2020, Agnico Eagle released an updated resource estimate for the Santa Gertrudis Property with an indicated resource of 104,000 ounces (5.1 million tonnes at 0.64 g/t gold) and an inferred resource of 1.2 million ounces (22.1 million tonnes at 1.64 g/t gold). The resource estimate does not encompass Agnico Eagles's 2019 Q4 drilling that extended mineralization along strike, depth and the new discovery at Espiritu Santo.

Santa Gertrudis February 2021 Resource Estimate Update

In a news release dated February 11, 2021, Agnico Eagle announced that inferred mineral resources at Santa Gertrudis have increased 39% (457,000 ounces of gold) mainly due to exploration drilling at the Amelia underground deposit as described in the 2020 Santa Gertrudis Activities & Developments section below. As per the February 2021 Update, inferred mineral resources at Santa Gertrudis now total 1.6 million ounces of gold (27.7 million tonnes grading 1.83 g/t gold). These mineral resources are comprised of 879,000 ounces of gold (7.9 million tonnes grading 3.43 g/t gold) in underground inferred mineral resources and 750,000 million ounces of gold (19.7 million tonnes grading 1.18 g/t gold) in open-pit inferred mineral resources.

In addition, Agnico Eagle announced that its 32,500 metre drilling program at the Santa Gertrudis Property in 2020 resulted in a 7% increase in the indicated mineral resource estimate to 111,000 ounces of gold and 816,000 ounces of silver (5.8 million tonnes grading 0.60 g/t gold and 4.4 g/t silver) at open-pit (oxide) depth, as of December 31, 2020.

Agnico Eagle's disclosure on its website states that it believes that the Santa Gertrudis Property has the potential to be a similar size operation to its La India operation, which produced over 82Koz of gold in 2019, and Agnico Eagle is currently evaluating potential production scenarios that include using a heap leach operation to process lower grade mineralization and a small mill facility to process higher-grade ore.

Mining Methods

The Santa Gertrudis Property contains numerous gold deposits, some of which were partially mined in the past. The deposits are near surface and lend themselves to conventional open pit mining methods. The entire project area is about 10 kilometres long in both the north-south and east-west directions.

Pursuant to the Santa Gertrudis PEA production plan, 27 different open pits may be developed over the life of Santa Gertrudis Property to support a heap leaching operation. Some heap leach feed material will also be mined from a historical heap leach pad that retains recoverable gold.

Based on preliminary pit optimizations, and the application of dilution and losses factors, potential mine production and heap leach feed tonnages were estimated for each deposit. The total quantity of material that would be sent to the leach pad is calculated to be 29.5 million tonnes containing 916 thousand ounces of gold. The overall waste to potential heap leach feed ratio is 5.5:1.

It is assumed that the Santa Gertrudis Property will be operated as a contracted conventional truck-and-shovel open pit mining operation. While owner-operated mining may be an option, this was not considered in the Santa Gertrudis PEA since many of the other mines in northern México rely on the use of mining contractors.

The various deposits will be mined sequentially and will deliver the heap leach feed to a single, centrally located heap leach facility for processing. The target heap leaching rate is approximately 2.7 Mt/a or approximately 7,500 t/d. The total daily mining rates of leach feed and waste combined, will range between 31,000 t/d to 55,000 t/d but average approximately 46,000 t/d.

Recovery Methods

The process design is based on the use of conventional heap leach technology with a process rate of 2.7 Mt/a or 7,500 t/d.

An area has been identified which can accommodate the entire potential life-of-mine production envisaged in the Santa Gertrudis PEA. Potential heap leach feed will be crushed in two stages and conveyed by a series of conveyors and a radial stacker capable of accessing the entire pad area. This material will be stacked in 6 metre or 8 metre high lifts and irrigated with dilute cyanide solution. Pregnant solution will discharge the heap under gravity via embedded drainage piping and the contained gold will be absorbed onto activated carbon in a five stage carbon-in-column circuit. Gold will be eluted from the carbon periodically in a conventional batch pressure elution process, then electrowon and smelted to produce doré on site. Pregnant and barren solution ponds will provide surge for the process solutions and an emergency pond capable of holding anticipated maximum storm event water plus drawdown from the heap in the unlikely event of a concurrent temporary loss of power.

A smaller "detox" pond will allow for possible treatment and discharge of water from the system. Normally the detox and emergency ponds will be empty.

Production Schedule

The mine production schedule consists of one year of pre-production pre-stripping and twelve years of mine production. The target heap leaching rate is approximately 2.7 Mt/a, or approximately 7,500 t/d. The total daily mining rates of leach feed and waste combined will range from 31,000 t/d to 55,000 t/d and average approximately 47,000 t/d.

Project Infrastructure

Access to the Santa Gertrudis Property is via a 39 kilometre gravel road, leading from the paved Magdalena-Cucurpe Highway. There is also a network of unpaved roads (ranch, exploration and ore-haulage roads) that provide excellent access throughout the property. The previous mining activities have left water-filled open pits, waste piles and a lined, zero-discharge historic leach pad at Santa Gertrudis and two lined pads near Amelia. Animas undertook repairs and maintenance to the various service and accommodation buildings located around the Santa Gertrudis Property. The buildings were weatherproofed and basic services and furnishings restored. The camp water tank was filled, drill sample handling facilities were provided and the exploration camp was set up with residences, an office and a dining hall.

There is sufficient land to conduct a mining operation, including waste disposal, processing facilities and pads for heap leaching. Water can be obtained from the permitted water wells owned by First Silver Reserve, S.A. de C.V.

Environment

The Santa Gertrudis Property area has been affected by mining and logistical operations conducted by previous operators. Residual environmental and/or social liabilities caused by these previous operations, that are attributable to the Santa Gertrudis Property, would be the responsibility of Agnico Eagle.

With the exception of the Amelia Mine site, only minimal site environmental remediation is expected to be required. No issues related to acid rock drainage or heavy metal leaching are anticipated in waste rock or leached material because mainly oxide zones will be mined and processed.

No issues related to noise and dust are anticipated because the mining and leaching operations will be remote from villages and local haciendas. Shipment of materials in and out of the mine facilities will be minimal, which should limit concerns about local road traffic. Leaching solutions will be fully contained in lined containment areas.

The principal environmental impacts will be those related to land disturbance.

The permitting processes may take up to 1.5 to two years to complete, depending on official requirements for environmental baseline data, the perceived complexity of the operation and the environmental disturbance anticipated to be incurred during mine and heap leaching operations. At closure, actions will be required to address the environmental disturbance caused by the mining and processing operation. Closure activities would normally include the removal of all structures and equipment, neutralizing the leach pads, removal of solution containment ponds, stabilizing and re-planting the leach pad surfaces, stabilizing the pit benches and slopes and revegetating roads and other areas of disturbance.

The former property owner announced on March 2, 2015 that it had received the necessary environmental permits to proceed with construction of the Santa Gertrudis Property. The permits required the former property owner to take environmental precautions during construction and operation which will be built into the work plan and are included in the budget prepared in the Santa Gertrudis PEA. Bonding requirements will be determined early in calendar year 2016.

Capital and Operating Costs

The total estimated cost to design, procure, construct and start-up the facilities described in the Santa Gertrudis PEA is US$32.1 million. Most of this initial capital cost would be incurred over a two year construction period. In addition, life-of-mine sustaining capital is estimated to be in the order of US$15.6 million. The operating costs of mining, processing, and support services over the life-of-mine are summarized below:

Operating Cost Summary

Description	Total (millions)	LOM Average Unit Cost (US$/t heap leach feed)	LOM Unit Cost (US$/t rock)
Total Mining Contractor	US$290	US$9.84	US$1.51
Mining Fixed Cost	US$6	US$0.20	US$0.03
Processing (Oxide Feed)	US$99	US$3.54
Processing (Mixed Feed)	US$5	Same as Oxide
General & Administrative Fixed Cost	US$21	US$0.71
Total:	US$422	US$14.29

An economic evaluation of the potential mining and processing operation at the Santa Gertrudis Property was performed using discounted cash flow methods. Heap leach recoveries of 75% and 50% were respectively used for respective potential oxide and mixed heap leach feed types.

The study indicates gold production will average 56,000 troy ounces per annum and total 671,000 troy ounces over the 12 year life of the mine.

The estimated annual production and life-of-mine cashflows for the Santa Gertrudis Property are summarized below:

Project Cash Flow Summary

Description	Units/ Revenue	Total LOM
Gold Price	US$/oz	US$1,250
Total Revenue (Life-of-Mine)	(millions)	US$836
Operating Cost
Mining Cost	(millions)	US$296
Processing	(millions)	US$105
G&A	(millions)	US$21
Total Operating Cost	(millions)	US$422
Average Cash Cost	US$/t oz	US$628
Capital Cost
Initial Cost	(millions)	US$32
Total Sustaining Capital	(millions)	US$16
Total Capital	(millions)	US$48
Cash Flows
Revenue	(millions)	US$836
(-) Operating Cost	(millions)	US$417
(-) Additional Mining tax	(millions)	US$4
(-) Capital Spending	(millions)	US$48
(-) Reclamation	(millions)	US$4
Pre-Tax Cash Flow	(millions)	US$362
(-) Taxes	(millions)	US$131
After-tax Cash Flow	(millions)	US$232

Economic Analysis

A discounted cashflow model was prepared using the production schedule described above and an examination of various cost parameters, including but not limited to contractor mining costs, the former property owner's mining costs, process operating costs, process salaried employees, process labour, costs of reagents and consumables and general and administrative costs. The cashflow model from the Santa Gertrudis PEA was developed on a pre-tax and after-tax basis. The cash flow model is assumed to commence from the time a production decision is made. It does not cover time or costs for a pre-feasibility or feasibility study.

The Santa Gertrudis Property economic evaluation conclusions are summarized in the table below. In the base case, with a gold price of US$1,250 per ounce, the Santa Gertrudis Property has an estimated US$232 million after-tax net cash flow, a US$150 million after-tax net present value at a 5% discount rate, and an after-tax internal rate of return of 58%. The payback period is estimated to be 1.7 years.

Economic Evaluation Summary

	Pre-Tax (millions)	After Tax (millions)
NPV0%	US$362.4	US$231.7
NPV5%	US$239.8	US$150.4
NPV7%	US$205.1	US$127.5
IRR=	79.3%	57.8%
Payback Period		1.7 years

The Santa Gertrudis PEA also included a sensitivity analysis which indicated that at a gold price of US$1,000, the NPV at 5% was US$74.3 million with an IRR of 34% and a 2.6 year payback.

Santa Gertrudis Update at September 30, 2016

The former property owner continued to assess various processing methods at the Santa Gertrudis Property. Further preliminary metallurgical testing indicated that vat leaching would be a viable alternative to heap leaching and in September 2016, with the purpose of further assessing this option, the former property owner announced plans to begin an initial phase with 2,000 tonnes per day vat leaching operation. To generate cash flow during the construction of the first phase of the vat leach plant, the former property owner acquired a 150 tonnes per day mill to mill high grade surface material. By September 30, 2016, the former property owner had poured 383 ounces of gold.

As of the date of the GoGold AIF, construction on phase one of the Santa Gertrudis vat leach plant has begun. It is estimated to take 3-4 months to complete vat construction and a total of 6 months to complete plant construction. While the initial phase involves construction of one vat with 2,000 tonnes per day capacity, should the results be satisfactory, production can be ramped up by the construction of additional vats.

In the event that the former property owner proceeded with the heap leaching method, the various deposits would be mined sequentially and will deliver the heap leach feed to a single, centrally located heap leach facility for processing. The target heap leaching rate for phase one is approximately 2,000 t/d.

Developments following the Santa Gertrudis Resource Estimate and GoGold AIF

Agnico Eagle acquired its 100% interest in the Santa Gertrudis Property in November 2017. This 42,000-hectare property is located approximately 180 kilometers north of Hermosillo in Sonora, Mexico. The property was the site of historical heap leach operations that produced approximately 565,000 oz. of gold at 2.1 g/t gold between 1991 and 2000 and includes substantial surface infrastructure already in place, including pre-stripped pits, haul roads, water sources, and buildings.

Three favorable geological trends with a potential strike length of 18 kilometers have been identified on the property with limited drilling between deposits. In addition, the previous owner reported high-grade mineralization along northeast-trending structures. An additional 5,800 meters of drilling was planned for the remainder of 2018.

Developments following the Acquisition of the Santa Gertrudis Property by Agnico Eagle

In the fourth quarter of calendar year 2017, historical data compilation was completed by Agnico Eagle with drilling expected to begin in the first quarter of 2018 through an initial US$7.2 Million, 28,000 metre drill program.

2018 Santa Gertrudis Activities & Developments

In the second quarter of calendar year 2018, 9,152 metres had been drilled at the Corral, Greta and Cristina zones for the purposes of confirming and expanding mineralization. Notable intercepts include 9.4 metres at 4.7 g/t gold and 9.9 metres at 5.3 g/t gold at the Greta zone.

In the third quarter of calendar year 2018, 13,120 metres were drilled in 89 holes mainly in the Becerros, Toro, Escondida, Viviana and Trinidad zones. The third quarter drilling almost completed 2018's program to validate and confirm the most recent historical mineral resource estimates. The 2018 exploration program at the Santa Gertrudis Property consisted of 28,000 metres at a budget of US$7.2 million.

Exploration drilling in the third quarter of 2018 discovered the high-grade structurally controlled Centauro Zone, where hole SGE18-067 intersected 7.0 g/t gold over 4.0 metres at 43 metres depth. Centauro aligns well with, and may represent a projection of, the Camello area (part of Becerros Zone) 300 metres to the west. Centauro potentially also lies at the intersection of the Corral and Toro trends.

In the Becerros Zone, located approximately 1,000 metres southwest of the Centauro Zone, hole SGE18-068 intersected two intervals that are part of the same mineralized corridor: 1.8 g/t gold over 11.0 metres at 137 metres depth and 2.2 g/t gold over 3.0 metres at 151 metres depth. The main mineralized corridor that forms the Becerros deposit can now be traced over 1,500 metres strike length.

Four recent infill drill holes intersected the Toro Zone along a strike length of 1,660 metres, showing good correlation with historic drill results. The recent Toro intercepts include hole SGE18-072 that intersected 2.2 g/t gold over 18.0 metres at 134 metres depth. Sixteen hundred metres to the southwest, hole SGE18-076 had two intercepts in Toro: 1.1 g/t gold over 4.0 metres at 98 metres depth and 3.3 g/t gold over 11.8 metres at 145 metres depth. The Toro Zone is located 1,400 metres northwest of the Becerros Zone.

The Escondida Zone is in the northern portion of the Santa Gertrudis Property, 2,800 metres northeast of the Toro Zone. Recent drilling has confirmed the grades and widths of mineralization within the historic mineral resource area, such as hole SGE18-087 that twinned a historic hole, intersecting 1.8 g/t gold over 12.5 metres at 26 metres depth.

Seventeen hundred metres northwest of the Toro Zone is the Viviana Zone, where hole SGE18-098 intersected 4.8 g/t gold over 8.9 metres at 89 metres depth. Approximately 34 metres to its southeast, hole SGE18-102 intersected two mineralized intervals: 3.0 g/t gold over 3.0 metres at 51 metres depth and 0.7 g/t gold over 5.4 metres at 99 metres depth. Both exploration holes were drilled near the historic Viviana open pit.

At the Trinidad Zone, which is located 2,200 metres north-northeast of the Viviana Zone, recent drill results correlate well with historic drill holes in the area. Hole SGE18-089 intersected two mineralized intervals: 2.8 g/t gold over 7.0 metres at 30 metres depth (beneath a former open pit mine) and 10.5 g/t gold over 10.0 metres at 38 metres depth (including 19.5 g/t gold over 3.4metres). Additional follow-up drilling in this area in 2018 will aim to expand the historic mineral resources.

2019 Santa Gertrudis Activities & Developments

On April 25, 2019, Agnico Eagle announced that Santa Gertrudis drilling discovered new high-grade structures at Trinidad and further extends known resource areas. Highlights include 14.7 g/t gold over 11.5 metres at 170 metres depth at Trinidad and 5.1 g/t gold over 4.5 metres at 33 metres depth at Greta. In the first quarter of 2019, 45 drill holes (10,521 metres) were completed, mainly in the Trinidad, Greta, Viviana, Toro, and Becerros zones, which form part of the initial full-year budget of 29,000 metres. This drilling focused on extending the mineral resources and exploring new targets. Recent assay results from the Trinidad Trend have discovered a down-plunge extension of the main Amelia deposit and also an interpreted parallel high-grade structure that increases the potential of the zone. The discovery of additional structures is a result of better understanding the controls of mineralization in the district. The results for the Greta, Viviana, Toro, and Becerros trends represent mainly deposit extensions. Recent work at Amelia shows the potential for several parallel structures at underground depths, with grades higher than the current mineral resources at the Santa Gertrudis Property. These structures are open along strike and at depth. Agnico Eagle is also evaluating different project development scenarios at Santa Gertrudis. The Santa Gertrudis Property contains both low-grade oxide and high-grade sulfide types of mineralization that have been recognized from the surface down to 410 metres depth locally.

Further, on February 14, 2019, Agnico Eagle reported that drilling in 2018 outlined an initial inferred mineral resource of 962,000 oz. of Au grading 1.09 g/t at the Santa Gertrudis Property in Sonora, Mexico. The 31,127-metre program confirmed the historical drilling and discovered several high-grade feeder zones on the Santa Gertrudis Property highlighted by 12.1g/t gold over 5.1 metres at 99 metres depth and 9.7 g/t gold over 15.0 metres at 33 metres depth. The initial exploration budget for 2019 was US$8.2M, which includes 29,000 metres of drilling focused on expanding the mineral resource, testing the extensions of high-grade structures, and exploring new targets to be outlined by a target-generation initiative. However, given the favourable drill results, a supplementary exploration budget of US$2M was approved to conduct an additional 11,500-metre drill program solely focused at Amelia to investigate further "this promising deposit." This was the second time in 2019 that Agnico Eagle has increased its exploration budget on the 44,145-hectare property.

On July 24, 2019, Agnico Eagle reported that they continue to expand mineralization at the Santa Gertrudis Property in Mexico. The Trinidad Zone has been extended by 800 meters to more than 3 kilometers strike length. Drilling extended the newly discovered Amelia deposit to a 700-meter strike length and a total depth of 450 metres. Notable intercepts by Agnico Eagle include 8.2 g/t gold over 7.3 metres and 8.8 g/t gold over 6 metres.

Moreover, drilling at the Becarros Zone has discovered new mineralization known as the Bertha target, located 250m northwest of the Becerros Norte deposit; highlighted by 2.1g/t gold over 9.5metres; 100 metres to the south west and 3 g/t over 8 metres. Half of the 2019 supplementary 11,500 metre drill program continues at Santa Gertrudis intending to explore new targets and expand the mineral resources.

On October 23, 2019, Agnico Eagle reported continued exploration success at the Santa Gertrudis Property, particularly at Amelia where over 15,000 metres have been drilled at the end of the third quarter of 2019. Drilling at the Amelia discovery continued to extend the deposit to the east. Significant intercepts to the north of Amelia include 3.9 g/t gold over 3.5 metres and 5.9 g/t gold over 8.5 metres, 70 metres to the northeast. The deepest hole to date at Santa Gertrudis, intercepted 2.1g/t gold over 4 metres at 439 metre depth and 150 metres to the northeast a hole intersected 6.4 g/t gold over 7 m. In the eastern extension of the Amelia deposit, drilling continued to expand the resource envelope with intercepts such as 9.6 g/t gold over 6 m, 5.8 g/t gold over 3.8 metres and 2.6 g/t gold over 8 metres.

Further south of the Trinidad zone, the Toro zone was extended to the northwest with holes intersecting 2.1 g/t gold over 6.5 metre and 1.1 g/t gold over 9 metre.

In the fourth quarter of calendar year 2019, Agnico Eagle announced the discovery of a new high-grade deposit called Espiritu Santo, 500 metres southeast of Amelia, including high-grade shallow mineralization with intersections such as 5.9 g/t gold and 159 g/t silver over 6.5 metres and 6.8 g/t gold and 42 g/t silver over 3 metres.

2020 Santa Gertrudis Activities & Developments

On February 13, 2020, Agnico Eagle released an updated resource estimate at Santa Gertrudis with its first indicated resource of 104,000 ounces (5.1 million tonnes at 0.64 g/t gold) and an inferred resource of 1.2 million ounces (22.1 million tonnes at 1.64 g/t gold). The resource estimate did not encompass its post-Q4 2019 drilling that extended mineralization along strike, depth and the new discovery at Espiritu Santo.

Through the success of drilling in 2019, Agnico Eagle declared an initial inferred resource estimate of 521,000 ounces of gold at Amelia.

In a press release dated April 30, 2020, Agnico Eagle announced it had intersected high-grade gold at Amelia demonstrating the deposit remains open along strike and depth with hole 308 intersecting five high-grade structural commonly found at the bottom of the resource: 3.7 g/t gold over 6 metres, 3.3 g/t gold over 13 metres and 5.3 g/t gold over 10 metres. Beneath the underground resource, three step-out holes intersected high-grade gold of 3.1 g/t over 3.5 metres, 2.8 g/t over 22.5 metres and 3.5g/t over 4 metres, demonstrating the possibility to expand the resource base. At the Espiritu Santo deposit, drilling demonstrated that shallow gold and silver mineralization continues to the south west of the deposit with high grade intercepts such as 3.7 g/t gold and 424 g/t silver over 3 metres and 3.5 g/t gold and 7 g/t silver over 11.5 metres.

Agnico Eagle continued their US$10.4 Million drill program at Santa Gertrudis with a focus on expanding and testing new targets. In a press release dated July 29, 2020, Agnico Eagle announced further expansion of the Amelia deposit, effectively expanding the potential high-grade resource base, and the extension of oxide mineralization at both the Trinidad Trend and Toro Zone. At Amelia, drilling intersected high-grade gold structures below the current underground resource including 6.1 g/t gold and 122 g/t silver over 6.3 metres and 1.9 g/t gold and 5 g/t silver over 10.2 metres. At Espiritu Santo drilling continued to intersect high-grade gold and silver mineralization with notable intercepts of 1.5 g/t gold and 2 g/t silver over 3.7 metres and 2.7 g/t gold and 321 g/t silver (uncapped silver value of 1,101 g/t) over 3.3 metres. Drilling at the El Toro trend tested targets in the upper oxide portions of historical opens pits which will be amenable to heap-leach processing, intersecting 1 g/t gold and 1 g/t silver over 21.3 metres and 2.8 g/t gold and 2 g/t silver over 9.5 metres.

On October 28 2020, Agnico Eagle reported significant drill results focused on the Trinidad Trend where the Amelia and Espiritu Santo deposits were discovered. Drilling at Amelia's high-grade structures continued to expand the mineral resources. At Amelia, drilling intersected two shallow oxidized structures that returned 2.2 g/t and 5 g/t silver over 5.3 metres and 3.7 g/t and 2 g/t silver over 4.5 meter, supporting the potential for mineral resource expansion. At depth, one hole intersected two intercepts supporting the expansion of underground mineral resources and a third intercept representing a new structure, significant intercepts include 1.3 g/t gold and 1 g/t silver over 10.3 metres and 3.2 g/t gold and 2 g/t silver over 5.6 metres. 206 metres northeast of this hole, drilling intercepted a new structure south of the current mineral resources at Amelia, returning 2.7 g/t gold and 3 g/t silver over 5 metres. Metallurgical testing of Amelia and Espiritu Santo was underway in support of an updated mineral resource estimate at year-end 2020.

On February 11 2021, Agnico Eagle announced an updated mineral resource estimate for Santa Gertrudis with an indicated resource of 111 Koz gold and 816 Koz silver (5,778 Kt at 0.6 g/t gold and 4.39 g/t silver) and inferred resource of 1,625 Koz gold and 7,715 Koz silver (27,671 Kt at 1.83 g/t gold and 8.67 g/t silver).

In the same quarter, Agnico Eagle released drill results at the Amelia deposit in the Trinidad Trend that were not captured in the updated resource estimate. Several holes intersected known structures as well as new structures, notable intercepts include 5.7 g/t gold and 10 g/t silver over 33 meters, 4.8 g/t gold and 3 g/t silver over 4.2 meters and 2.8 g/t gold and 12 g/t silver over 12.4 metres. Drilling focused at Espiritu Santo in the Trinidad Trend showed that mineralization remains open at depth with highlight intercepts of 3.9 g/t gold and 36 g.t silver over 10.5 metres and 5.5 g/t gold and 16 g/t silver over 10.1 metres.

In the El Toro Trend, south of the Trinidad trend, drilling demonstrated higher grades below the mineral resource and suggested the presence of a potential feeder zone at depth similar to Amelia. Notable intercepts include 3.4 g/t gold and 1 g/t silver over 7.2 metres and 3.6 g/t gold and 2 g/t silver over 18 metres.

Southwest of the Amelia Deposit, shallow high-grade intercepts at the Santa Teresa Zone have refreshed the potential for the presence of larger structures controlling higher-grade mineralization to the west. Significant surface intercepts at Santa Teresa include 2.1 g/t gold and 47 g/t silver over 4.5 metres, 4 g/t gold and 4 g/t silver over 5.1 metres and 3.9 g/t gold and 10 g/t silver over 7.5 metres.

Agnico Eagle expects to spend US$11 million for 30,000 metres of drilling that will be focused on expanding the mineral resource, testing extensions of high-grade structures such as the Amelia deposit, exploring new targets and completing metallurgical test work. An updated mineral reserve and resource estimate and an updated preliminary economic assessment are expected in 2021.

Agnico Eagle's disclosure on its website states that it believes the Santa Gertrudis project has the potential to be a similar size operation to La India which produced over 82Koz of gold in 2019 and is currently evaluating plans to incorporate a heap leach operation for the low-grade ore and a mill for the high-grade underground ore.

DIVIDENDS

Metalla's long term dividend policy is to pay out a target rate of 50% of the annualized operating cash flow of the Company. While Metalla paid monthly dividends to holders of its Common Shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends subsequent to May 31, 2020. The board of directors of the Company will continue to monitor the impact of the COVID-19 pandemic and assess the Company's ability to pay dividends in respect of a particular quarter during the 2021 financial year.

On December 11, 2017, Metalla's board of directors declared its first cash dividend, and Metalla paid monthly dividends from January 2018 through May 2020. Over the past three years, Metalla has declared the following dividends:

Year	Payment Date	Amount per Common Share (C$)
2018	January 15, 2018 February 15, 2018 March 15, 2018 April 16, 2018 May 15, 2018 June 15, 2018 July 16, 2018 August 15, 2018 September 17, 2018 October 15, 2018 November 15, 2018 December 17, 2018	$0.001 $0.001 $0.001 $0.001 $0.001 $0.0015 $0.0015 $0.0015 $0.0015 $0.0015 $0.0015 $0.0015
2019	January 15, 2019 February 15, 2019 March 15, 2019 April 15, 2019 May 15, 2019 June 17, 2019 July 15, 2019 August 15, 2019 September 16, 2019 October 15, 2019 November 15, 2019 December 16, 2019	$0.0015 $0.0015 $0.0015 $0.0015 $0.0015 $0.001 $0.001 $0.001 $0.001 $0.001 $0.001 $0.001
2020	January 15, 2020 February 17, 2020 March 16, 2020 April 15, 2020 May 15, 2020	$0.004 $0.004 $0.004 $0.004 $0.004

Any determination to pay any future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of December 31, 2020, there were 39,739,047 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As of December 31, 2020, there are no outstanding share purchase warrants issued by the Company.

Share Compensation Plan

The Company replaced its option plan with a share compensation plan in 2017 (the "2017 Share Compensation Plan").  On September 24, 2019, the Board approved replacing the 2017 Share Compensation Plan with a new share compensation plan (the "Share Compensation Plan").  The new Share Compensation Plan, like the prior 2017 Share Compensation Plan, provides for the granting of restricted share units (the "RSUs") and options to purchase Common Shares (the "Options"), and reflects our commitment to a long term incentive compensation structure that aligns the interests of our employees with the interests of its shareholders. RSUs may be granted by our Compensation Committee, which has been authorized to administer the Share Compensation Plan, to any director, officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any director of the Company or any director of any subsidiary of the Company, and any Consultant (the "Designated Participants"). The Compensation Committee is entitled to exercise its discretion to restrict participation under the Share Compensation Plan. The Share Compensation Plan is a 10% "rolling" plan pursuant to which the number of Common Shares which may be issued pursuant to RSUs and Options granted under the Share Compensation Plan, and options and RSUs previously granted under the Option Plan and the 2017 Share Compensation Plan, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant; provided, however, that the total number of RSUs that may be issued under the Share Compensation Plan was originally fixed at 442,701 RSUs. At the Company's annual general meeting held on November 4, 2020, an ordinary resolution of disinterested shareholders was passed to increase the total number of RSUs remaining available for award under the Share Compensation Plan from 12,396 to 800,000 RSUs.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX-V under the symbol "MTA", on the NYSE market under the symbol "MTA" and on the Frankfurt Exchange under the Symbol "X9CP". The following table sets forth information relating to the trading of the Common Shares on the TSX-V for the months indicated.

TSX-V
Period 2020	High (C$)	Low (C$)	Volume
January	8.61	6.80	2,502,058
February	8.69	5.00	1,603,117
March	7.77	4.06	2,039,911
April	8.68	5.09	1,178,183
May	8.25	6.45	1,537,964
June	8.49	6.85	1,385,380
July	10.88	7.00	2,156,465
August	13.47	10.37	2,131,032
September	12.71	9.45	1,430,582
October	11.62	9.70	662,183
November	13.13	9.78	961,768
December	16.07	11.59	2,594,228

The price of the Common Shares as quoted by the TSX‑V at the close of business on December 31, 2020 was C$16.02 and on the close of business on March 25, 2021 was C$10.46.

The Common Shares are also listed for trading on the NYSE under the symbol "MTA". The following table sets out the market price range and trading volumes of our Common Shares on the NYSE for the periods indicated.

NYSE
Period 2020	High (US$)	Low (US$)	Volume
January	6.60	5.34	3,068,300
February	7.33	3.58	3,962,000
March	5.99	3.00	5,336,600
April	6.27	4.00	4,037,700
May	6.00	4.58	4,173,000
June	6.28	5.06	5,507,910
July	8.16	5.06	8,702,313
August	10.11	7.84	10,180,997
September	9.73	7.05	6,404,997
October	8.90	7.27	4,186,416
November	10.15	7.36	5,732,732
December	12.66	8.93	11,721,507

The price of the Common Shares as quoted by the NYSE at the close of business on December 31, 2020 was US$12.56 and on the close of business on March 25, 2021 was US$8.28.

Options Issued

The following table summarizes the outstanding stock options granted by the Company as of December 31, 2020.

Expiry Date	Price per Share/Exercise Price per Security	Number and Type of Securities (adjusted for 4:1 consolidation)	Reason for Issuance
July 15, 2021	C$0.84	41,666 common shares	Option Grant
November 30, 2021	C$1.32	116,666 common shares	Option Grant
March 6, 2022	C$2.32	93,750 common shares	Option Grant
July 31, 2022	C$2.16	401,000 common shares	Option Grant
March 1, 2023	C$2.56	231,500 common shares	Option Grant
September 17, 2023	C$2.92	320,313 common shares	Option Grant
January 4, 2024	C$3.24	309,375 common shares	Option Grant
January 15, 2025	C$7.66	600,000 common shares	Option Grant
November 6, 2025	C$12.85	420,000 common shares	Option Grant

RSUs Issued

Date	Price per Share/Exercise Price per Security	Number and Type of Securities	Reason for Issuance
January 15, 2020	C$7.66	6,000 common shares[1]	RSU Grant
August 7, 2020	C$11.90	205,000 common shares	RSU Grant

1 The issuance of shares pursuant to the RSUs has been deferred by the two holders.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with Metalla and principal occupation of each person who is a director and/or an officer of Metalla. Directors are elected at each annual meeting of Metalla's shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed:

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned directly or beneficially
Brett Heath (4) Commonwealth of Puerto Rico	President and director since September 1, 2016 and Chief Executive Officer since June 16, 2017	Chief Executive Officer of the Company since June 2017; President of the Company since September 2016.	1,081,341 (2.72%)
Lawrence Roulston(1)(3) Vancouver, British Columbia, Canada	Director since March 1, 2017

Founder of WestBay Capital Advisors, a private corporation providing advisory and capital market expertise to the mining industry.

President of Quintana Resources Capital, a private Corporation providing advisory services for US private investors.

Mining analyst and consultant as well as the editor of Resource Opportunities, an independent publication focused on the mining industry.

47,416 (0.12%)

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned directly or beneficially
E B Tucker(2)(3) (4) Florida, United States	Director since March 1, 2017

Independent Director of Nova Royalty Corp (TSXV: NOVR).

Author of Why Gold? Why Now?

Former analyst or editor of several leading financial research publications including Stansberry's Investment Advisory, The Bill Bonner Letter, The Casey Report, Strategic Investor and Strategic Trader.

310,626 (0.78%)
Alexander Molyneux(1)(3) Taipei City, Taiwan	Director since March 1, 2018

Mr.Molyneux currently serves as the Managing Director of Galeana Mining Ltd. (ASX:G1A) (2018 - Present)

Mr. Molyneux also currently serves as Non-Executive Chairman of Argosy Minerals Ltd. (ASX:AGY) (2016 - present) and Azarga Metals Corp. (TSX-V:AZR)

Mr. Molyneux was previously Chief Executive Officer of one of the world largest publicly listed uranium producers, Paladin Energy Ltd. (ASX:PDN) (2015 - 2018), Non-Executive Director of Goldrock Mines Corp. (TSX-V:GRM) (2012 - 2016) and was CEO and Director of SouthGobi Resources Ltd. (TSX: SGQ) (2009 - 2012), an Ivanhoe Mines Group company.

Prior to these executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong.

77,927 (0.20%)

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned directly or beneficially
James Beeby(2) North Vancouver, British Columbia, Canada	Director since May 14, 2019	Partner, Bennett Jones LLP; June 2018 - present Partner, McCullough O'Connor Irwin LLP; January 2009 - June 2018	17,055 (0.04%)
Terry Krepiakevich(1) (2) Vancouver. British Columbia, Canada	Director since January 16, 2020	Mr. Krepiakevich currently serves as a director and Chair of the Audit Committee for Alexco Resource Corp. Mr. Krepiakevich also currently serves as a director for Kaizen Discovery Inc.	0 (0.0%)
Saurabh Handa Vancouver, British Columbia, Canada	Chief Financial Officer since November 1, 2020

Director and Chair of the Audit Committee for K92 Mining Inc.

Principal of Handa Financial Consulting Inc.

Chief Financial Officer of Titan Mining Corp.

Vice President, Finance of Imperial Metals Corp.

Chief Financial Officer of Meryllion Resources Corp.

0 (0.00%)
Kim C. Casswell Vancouver, British Columbia, Canada	Corporate Secretary since May 26, 2017

Corporate Secretary of Seabord Services Corp., a private company that provides office, reception, secretarial, accounting and corporate records services to public and private companies; 2009 - present.

Ms. Casswell has been and currently still is Corporate Secretary to a number of TSX-V and Canadian Securities Exchange listed companies.

6,000 (0.02%)

Notes:

(1)  Member of the Audit Committee. Mr. Krepiakevich serves as Chairman of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee. Mr. Beeby serves as Chairman of the Corporate Governance and Nominating Committee.

(3) Member of the Compensation Committee. Mr. Roulston serves as Chairman of the Compensation Committee.

(4) Member of the ATM Committee

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 1,540,365 Common Shares, representing approximately 3.69% of the total number Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

During the period between August 2015 to July 2018, Mr. Molyneux was the Chief Executive Officer of Paladin Energy Limited ("Paladin") and on February 2, 2018, Paladin announced the effectuation of a deed of company arrangement dated December 8, 2017 and the completion of a restructuring. On October 4, 2017 a cease trade order was issued against Paladin due to its failure to file certain continuous disclosure documents, but following the effectuation of the deed of company arrangement and filing of the necessary disclosure documents, the cease trade order was lifted in 2018.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company,

(i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to,

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Roulston became a director of KBL Mining Ltd. ("KBL") in March 2015, a company listed on the Australian Stock Exchange at the time, as a result of being the director nominee of Quintana Resources Capital ULC (an investor in KBL by way of a streaming transaction which was secured by KBL's Mineral Hill mine).  On September 7, 2016, Mr. Roulston resigned his position as director and on September 8, 2016, KBL was placed into voluntary administration and on September 19, 2016, receivers were appointed. KBL is working on a recapitalization so that it is financially able to continue and re-list its common shares for trading.

Mr. Handa was a director of Banks Island Gold Ltd. ("Banks Island") from June 7, 2011 to July 28, 2015. On January 8, 2016, Banks Island announced its intention to make an assignment into bankruptcy and Industry Canada accepted that assignment effective January 8, 2016. The assignment was also filed with the Office of the Superintendent of Bankruptcy on the same day.

Mr. Molyneux was a director of Ivanhoe Energy Inc. ("Ivanhoe Energy") during the period of October 2010 to August 2014 and on February 20, 2015 Ivanhoe Energy filed notice of intention under the provisions of the Bankruptcy and Insolvency Act (Canada) and on June 1, 2015 it was deemed bankrupt.

Conflicts of Interest

To the best of the Company's knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any material legal proceedings or regulatory actions as of the date of this AIF. The Company is not aware of any material contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No directors, executive officers or principal shareholders of the Company or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which the Company has participated in its three most recently completed financial years, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The Company entered into the following material contracts within the seven months ended December 31, 2020, or since such time or before such time that are still in effect, other than in the ordinary course of business:

• the Beedie Loan Facility in the aggregate amount of C$32.0 million – see section General Development of the Business – Current Business of Metalla – Beedie Convertible Loan Facility and General Development of the Business – Current Business of Metalla – Amendment, Conversion and Drawdown of Beedie Convertible Loan Facility for further information.

INTERESTS OF EXPERTS

The scientific and technical information contained in this AIF was reviewed and approved by Charles Beaudry, M.Sc., P.Geo. and géo. and a "Qualified Person" as defined in NI 43-101.

To the knowledge of Metalla, Mr. Beaudry holds less than 1% of the outstanding Common Shares of Metalla or of any associate or affiliate of Metalla as of the date hereof. Mr. Beaudry has not and will not receive any direct or indirect interest in any securities of Metalla as a result of the review and approval of the scientific and technical disclosure included in this AIF.

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and all relevant US professional and regulatory standards.

AUDIT COMMITTEE

The Company's audit committee ("Audit Committee") is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company's external auditors. The Audit Committee is also responsible for reviewing the Company's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company's board of directors. A copy of the charter is attached hereto as Schedule "A". In the opinion of the Board of Directors, all members of the Audit Committee are "financially literate" and "independent," as such terms are defined by (i) National Instrument 52 110 Audit Committees ("NI 52 110"); (ii) the NYSE Company Guide; and (iii) Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

The following are the current members of the Audit Committee:

Terry Krepiakevich(1)

Lawrence Roulston

Alexander Molyneux

Notes:

(1) Chairman of the Audit Committee

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Name of Member	Education	Experience
Terry Krepiakevich	Bachelor of Arts - History University of British Columbia Chartered Accountant Designation (CPA, CA)

Mr. Krepiakevich has over 30 years of experience as a CPA and CFO. Mr. Krepiakevich has served on several audit committee positions for both TSX and NYSE listed companies and, in May 2011, was recognized with the BC CFO of the Year Award.

Mr. Krepiakevich is a Chartered Professional Accountant, and a certified member of the Institute of Corporate Directors.

Lawrence Roulston	Bachelor of Science - Geology University of British Columbia

Mr. Roulston is a mining professional with over 35 years of diverse hands-on experience and currently provides business advisory and capital markets expertise to the junior and mid-tier sectors of the mining industry. From 2014 to 2016, he was President of Quintana Resources Capital, which provided resource advisory services for US private investors, focused primarily on streaming transactions. Prior to that, Mr. Roulston was a mining analyst and consultant, as well as the editor of "Resource Opportunities", an independent investment publication focused on the mining industry. Mr. Roulston was also an analyst or executive with various companies in the resources industry, both majors and juniors and he has graduate level training in business.

Alexander Molyneux	Bachelor of Economics Monash University, Australia Graduate Diploma of Mineral Exploration, Geoscience Curtin University (WA School of Mines), Australia

Mr. Molyneux is an experienced metals and mining industry executive and financier and currently serves as an executive officer and/or director of a number of publicly listed companies. Prior to these executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong. As a specialist resources investment banker, he spent approximately 10 years providing advice and investment banking services to natural resources corporations. Mr. Molyneux continues to be based in Asia where he has an extensive network within the institutional investment community and local participants in the metals and mining industry.

The Board of Directors of the Company has determined that at least one member of the Audit Committee, Terry Krepiakevich, (i) is financially sophisticated within the meaning of Rule 803B of the NYSE Company Guide; (ii) is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K; and (iii) is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE Company Guide).

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by Company's external auditors; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a)  constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the external auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non-audit services; and

(c) are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.

All non-audit services performed by the Company's external auditors for the period ended December 31, 2020 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

KPMG LLP acted as the Company's independent registered public accounting firm for the seven months ended December 31, 2020, and for the fiscal years ended May 31, 2020 and May 31, 2019. The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Auditor	Audit Fees(1) (C$)	Audit Related Fees(2) (C$)	Tax Fees(3) (C$)	All Other Fees (4) (C$)
December, 2020	KPMG	$324,000	$Nil	$45,000	$Nil
May, 2020	KPMG	$203,000	$Nil	$23,000	$Nil
May, 2019	KPMG	$145,000	$Nil	$47,625	$Nil

Notes:

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and which are not included under the heading "Audit Fees".

(3) Fees billed for preparation of Company's corporate tax return.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

OTHER COMMITTEES

Compensation Committee: The compensation committee (the "Compensation Committee") will be responsible for the review of all compensation (including stock options) paid by the Company to the board of directors, executive officers and employees of the Company and any subsidiaries, to report to the board of directors on the results of those reviews and to make recommendations to the board of directors for adjustments to such compensation. The Compensation Committee consists of three directors, all of whom are independent (outside, non-management) directors (Lawrence Roulston - (Committee Chairman), E.B. Tucker and Alexander Molyneux,). Each member of the Compensation Committee has direct experience relevant to their responsibilities on the Compensation Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Company's industry.

Corporate Governance and Nominating Committee: The corporate governance and nominating committee (the "CG&N Committee") will be responsible for advising the board of directors of the appropriate corporate governance procedures that should be followed by the Company and the board of directors and monitoring whether they comply with such procedures. The CG&N Committee consists of three directors, all of whom are independent (outside, non-management) directors (James Beeby - (Committee Chairman), and E.B. Tucker, and Terry Krepiakevich).

ATM Committee: The ATM Committee is responsible for (i) overseeing and administering the ATM Program (as defined above); (ii) the issuance of Offered Shares through the Agents in accordance with the Distribution Agreement within certain parameters established by the board of directors; and (iii) providing weekly and monthly reports to the board of directors regarding the status of the ATM Program and any Offered Shares sold thereunder. The ATM Committee consists of two directors (Brett Heath and E.B. Tucker). Due to the additional work being undertaken by Mr. Tucker on the ATM Committee, the Board has awarded Mr. Tucker additional compensation for his work on the ATM Committee.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company to be filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the financial year ended December 31, 2020.

SCHEDULE "A"

METALLA ROYALTY & STREAMING LTD.
AUDIT COMMITTEE CHARTER

CHARTER
FOR
THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS

I.  MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Metalla Royalty & Streaming Ltd. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1. The quality and integrity of the Company's financial statements and other financial information;

2. The compliance of such statements and information with legal and regulatory requirements;

3. The qualifications and independence of the Company's independent external auditor (the "Auditor"); and

4. The performance of the Company's internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B. Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be "financially sophisticated", as defined in the AC Rules, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C. Appointment and Removal

In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.  Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.  DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

METALLA ROYALTY & STREAMING LTD. FINAL

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1) Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2) Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3) Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5) Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6) Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7) Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a)  constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non-audit services; and

(c) are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

METALLA ROYALTY & STREAMING LTD. FINAL

8) Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

9) Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

10) Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

11) Review management's report on, and assess the integrity of, the internal controls over the financial reporting of the Company and monitor the proper implementation of such controls.

12) Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

13) Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

b) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

  14) Review and recommend to the Board for approval the Company's annual and interim financial statements, annual and interim Management's Discussion and Analysis, Annual Information Form, annual report filed pursuant to the Exchange Act on Form 40-F (or such other form as may apply), future-oriented financial information or pro-forma information, and other financial disclosure in continuous disclosure documents, including within any annual or interim profit or loss press releases, and any certification, report, opinion or review rendered by the external auditor, before the Company publicly discloses such information.

15). Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16). Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Related Party Transactions

17) Review and approve related party transactions as required under applicable AC Rules.

Manner of Carrying Out its Mandate

18) Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

METALLA ROYALTY & STREAMING LTD. FINAL

19) Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

20) Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

21) Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

22) Make periodic reports to the Board as is necessary or required.

23) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24) Annually review the Committee's own performance.

25) Provide an open avenue of communication between the Auditor and the Board.

26) Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C. Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D. Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This amended Charter was approved by the Board of Directors on  September 24, 2019.

METALLA ROYALTY & STREAMING LTD. FINAL